                                                    File Nos. 33-
                                                              811-

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

              INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933

       Pre-Effective Amendment No. ___ Post-Effective Amendment No. ___

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940

                               Amendment No. __
                       (Check appropriate box or boxes.)

            MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
                           (Exact Name of Registrant)

                   MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

            1295 State Street, Springfield, MA               01111
   (Address of Depositor's Principal Executive Offices)    (Zip Code)

        Depositor's Telephone Number, including Area Code (413) 744-8411

                     Name and Address of Agent for Service:

                              Stephen R. Bosworth
                 Vice President and Associate General Counsel
                  Massachusetts Mutual Life Insurance Company
                            1295 State Street, H536
                       Springfield, Massachusetts 01111

                        Notices and Communications to:

                              James M. Rodolakis
                                    Counsel
                  Massachusetts Mutual Life Insurance Company
                            1295 State Street, H536
                       Springfield, Massachusetts 01111

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CROSS REFERENCE TO ITEMS
                              REQUIRED BY FORM N-4



N-4 Item                                                        Caption in Prospectus
--------                                                        ---------------------
1.............................................................  Cover Page

2.............................................................  Definitions

3.............................................................  Table of Fees and Expenses

4.............................................................  Not Applicable

5.............................................................  MassMutual, the Separate
                                                                Account and the Funds

6.............................................................  Certificate Charges;
                                                                Distribution

7.............................................................  Miscellaneous Provisions;
                                                                The Contract and Certificates; Reservation of
                                                                Rights; Participant's Voting Rights

8.............................................................  The Annuity (Pay-Out)
                                                                Period

9.............................................................  The Death Benefit

10............................................................  The Accumulation (Pay-In)
                                                                Period; Distribution

11............................................................  Right to Return Certificate;
                                                                Redemption Privilege

12............................................................  Federal Tax Status

13............................................................  None

14............................................................  Additional Information

                                                                Caption in Statement of
                                                                Additional Information
                                                                ----------------------
15............................................................  Cover Page

16............................................................  Table of Contents

17............................................................  General Information

18............................................................  Distribution and Administration

19............................................................  Purchase of Securities Being Offered

20............................................................  Distribution and Administration

21............................................................  Performance Measures

22............................................................  Annuity Provisions

23............................................................  Reports of Independent
                                                                Accountants and Financial
                                                                Statements

                                    PART A



                     INFORMATION REQUIRED IN A PROSPECTUS

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 AND
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

PROSPECTUS - ____________, 1998

THE INDIVIDUAL CERTIFICATES UNDER A DEFERRED VARIABLE ANNUITY CONTRACT WITH FLEXIBLE PURCHASE PAYMENTS (the "Certificates") described in this Prospectus provide for accumulation of Certificate Values and payment of annuity payments on a fixed and variable basis. The Certificates are designed for use by individuals on a Qualified or Non-Qualified basis. The minimum initial Purchase Payment for a Non-Qualified Certificate is $5,000 and $2,000 for a Qualified Certificate.

Purchase Payments for the Certificates will be allocated as specified by the Participant, to the Fixed Account and/or to a separate account designated Massachusetts Mutual Variable Annuity Separate Account 4 (the "Separate Account") of Massachusetts Mutual Life Insurance Company (the "Company"). The Company may allocate initial Purchase Payments to the Money Market Sub-Account of the Separate Account during the Right to Examine Certificate Period. (See Highlights.) The Separate Account invests in shares of Panorama Series Fund, Inc. ("Panorama Fund") and Oppenheimer Variable Account Funds ("Oppenheimer Funds"). The Panorama Fund is a series fund with six (6) of its Portfolios currently available to Owners of Certificates: LifeSpan Diversified Income Portfolio, Total Return Portfolio, LifeSpan Balanced Portfolio, LifeSpan Capital Appreciation Portfolio, Growth Portfolio, and International Equity Portfolio. Oppenheimer Funds is a series fund with two (2) of its Funds currently available: Oppenheimer Money Fund and Oppenheimer Bond Fund.

This Prospectus concisely sets forth the information a prospective investor should know before investing and should be kept for future reference. Additional information about the Certificates is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. For the Statement of Additional Information, call (800) 234-5606 or write to: Panorama Premier, Annuity Products, H305, P.O. Box 9067, Springfield, Massachusetts 01101.

ANY INQUIRIES CAN BE MADE BY TELEPHONE OR IN WRITING TO MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY AT ITS ANNUITY SERVICE CENTER, P.O. BOX 419204, KANSAS CITY, MO 64141-6204, (800) 569-6576 OR 301 WEST 11TH STREET, FOURTH FLOOR,
KANSAS CITY, MO 64105.

--------------------------------------------------------------------------------

The Certificates are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the Certificates is subject to risk that may cause the value of the Participant's investment to fluctuate, and when the Certificates are surrendered, the value may be higher or lower than the purchase payment.

--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES OF OPPENHEIMER VARIABLE ACCOUNT FUNDS AND PANORAMA SERIES FUND INC.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Table of Contents

                                                                                                              Page
                                                                                                              ----
 Definitions..............................................................................................       4
 Highlights...............................................................................................       6
 Table of Fees and Expenses...............................................................................       8
 The Company..............................................................................................       9
 The Separate Account.....................................................................................       9
       Eligible Investments...............................................................................      10
       Panorama Series Fund, Inc..........................................................................      10
       Oppenheimer Variable Account Funds.................................................................      10
       Voting Rights......................................................................................      11
       Substitution of Securities.........................................................................      11
 The Fixed Account........................................................................................      11
 Charges and Deductions...................................................................................      11
       Deduction for Mortality and Expense Risk Charge....................................................      11
       Deduction for Administrative Charge................................................................      12
       Deduction for Annual Certificate Maintenance Charge................................................      12
       Deduction for Premium and Other Taxes..............................................................      12
       Deduction for Fund Expenses........................................................................      12
       Deduction for Transfer Fee.........................................................................      12
       Deduction for Contingent Deferred Sales Charge.....................................................      13
       Free Withdrawals...................................................................................      13
 The Contract and Certificates............................................................................      14
       Participant........................................................................................      14
       Joint Participants.................................................................................      14
       Annuitant..........................................................................................      14
       Assignment.........................................................................................      14
 Purchase Payments and Certificate Value..................................................................      14
       Purchase Payments..................................................................................      14
       Allocation of Purchase Payments....................................................................      15
       Certificate Value..................................................................................      15
       Accumulation Units.................................................................................      15
       Accumulation Unit Value............................................................................      15
 Transfers................................................................................................      15
       Transfers During the Accumulation Period...........................................................      15
       Transfers During the Annuity Period................................................................      16
       Dollar Cost Averaging..............................................................................      16
       Rebalancing Program................................................................................      17
 Withdrawals..............................................................................................      17
       Systematic Withdrawals.............................................................................      17
       Suspension or Deferral of Payments.................................................................      18
       Terminal Illness Benefit...........................................................................      18
 Proceeds Payable on Death................................................................................      19
       Death of Participant During the Accumulation Period................................................      19
       Death Benefit Amount During the Accumulation Period................................................      19
       Death Benefit Options During the Accumulation Period...............................................      19
       Death of Participant During the Annuity Period.....................................................      19
       Death of Annuitant.................................................................................      19
       Payment of Death Benefit...........................................................................      20
       Beneficiary........................................................................................      20
       Change of Beneficiary..............................................................................      20
 Annuity Provisions.......................................................................................      20
       Annuity Guidelines.................................................................................      20
       Annuity Payments...................................................................................      20

                                                                                                            Page
                                                                                                            ----
      Fixed Annuity.......................................................................................    21
      Variable Annuity....................................................................................    21
      Annuity Units and Payments..........................................................................    21
      Annuity Unit Value..................................................................................    21
      Annuity Options.....................................................................................    21
Distribution..............................................................................................    22
Performance Measures......................................................................................    22
      Standardized Average Annual Total Return............................................................    22
      Additional Performance Measures.....................................................................    22
Tax Status................................................................................................    23
      General.............................................................................................    23
      Diversification.....................................................................................    23
      Multiple Certificates...............................................................................    24
      Tax Treatment of Assignments........................................................................    24
      Income Tax Withholding..............................................................................    24
      Tax Treatment of Withdrawals - Non-Qualified Certificates...........................................    24
      Penalty Tax.........................................................................................    24
      Qualified Plans.....................................................................................    25
          H.R. 10 Plans...................................................................................    25
          Individual Retirement Annuities.................................................................    25
          Corporate Pension and Profit-Sharing Plans......................................................    26
          Section 457 Deferred Compensation ( "Section 457") Plans........................................    26
          Tax Treatment of Withdrawals - Qualified Certificates...........................................    26
      Certificates Owned by Other Than Natural Persons....................................................    27
Additional Information....................................................................................    27

Definitions

Accumulation Period       The period prior to the commencement of Annuity
                          Payments during which Purchase Payments may be made.

Accumulation Unit         A unit of measure used to determine the value of
                          the Participant's interest in a Sub-Account of the Separate Account during the Accumulation Period.

Annuitant                 The primary person upon whose life Annuity Payments
                          are to be made. For purposes of applicable Certificate provisions, on or after the Annuity Date, reference to the Annuitant also includes any joint Annuitant.

Annuity Date              The date on which Annuity Payments begin.

Annuity Options           Options available for Annuity Payments.

Annuity Payments          The series of payments that will begin on the Annuity
                          Date.

Annuity Period            The period which begins on the Annuity Date and ends
                          with the last Annuity Payment.

Annuity Reserve           The assets which support a variable Annuity Option
                          during the Annuity Period.

Annuity Service Center    The office indicated on the Cover Page of this
                          Prospectus to which notices, requests and Purchase
                          Payments must be sent. All sums payable by the Company under a Certificate are payable only at the Annuity
                          Service Center.

Annuity Unit              A unit of measure used to determine the amount of each
                          Variable Annuity Payment after the Annuity Date.

Beneficiary               The person(s) or entity(ies) designated to receive the
                          death benefit provided by the Certificate.

Certificate               An ownership interest issued by the Company to a
                          Participant (or two participants jointly) under the Contract.

Certificate Anniversary   An anniversary of the Issue Date of the Certificate.

Certificate Value         The sum of the Participant's interest in the Fixed
                          Account and/or the Sub-Accounts of the Separate
                          Account during the Accumulation Period.

Certificate Year          The first Certificate Year is the annual period which
                          begins on the Issue Date. Subsequent Certificate Years begin on each anniversary of the Issue Date.

Contract An individual deferred variable annuity contract with flexible purchase payments which is issued by the Company.

Eligible Investment       An investment entity into which assets of the Separate
                          Account will be invested.

Fixed Account               An investment option within the General Account
                            which may be selected during the Accumulation
                            Period.

Fixed Annuity               A series of payments made during the Annuity Period
                            which are guaranteed as to dollar amount by the Company.

General Account             The Company's general investment account which
                            contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

Issue Date                  The date on which the Certificate became effective.

Non-Qualified Certificates  Certificates other than Qualified Certificates which do not receive favorable tax treatment under Sections 401, 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code").

Participant                 The person(s) or entity(ies) entitled to the
                            ownership rights stated in the Certificate.

Premium Tax                 A tax imposed by certain states and other
                            jurisdictions when a Purchase Payment is made, when
                            Annuity Payments begin, or when a Certificate is surrendered.

Purchase Payment            During the Accumulation Period, a payment made by or
                            on behalf of a Participant with respect to the Certificate.

Qualified Certificates      Certificates issued under Qualified Plans.

Qualified Plans             Plans which receive favorable tax treatment under
                            Sections 401, 408, or 457 of the Code.

Separate Account            The Company's Separate Account designated as
                            Massachusetts Mutual Variable Annuity Separate
                            Account 4.

Sub-Account                 Separate Account assets are divided into
                            Sub-Accounts. Assets of each Sub-Account will be invested in shares of an available Eligible
                            Investment or a Portfolio or Fund of an Eligible
                            Investment. Currently the Eligible Investments are the Panorama Fund and Oppenheimer Funds.

Valuation Date              Each day on which the Company, the New York Stock
                            Exchange ("NYSE") and the Fund are open for business. See the Prospectuses for the Panorama Fund and Oppenheimer Funds.

Valuation Period            The period of time beginning at the close of
                            business of the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Annuity            An annuity with payments which vary as to dollar
                            amount in relation to the investment performance of specified Sub-Accounts of the Separate Account.

Written Request             A request or notice in writing, in a form
                            satisfactory to the Company, which is received by the Annuity Service Center.

Highlights

General

A Participant may elect to have Purchase Payments allocated to a segregated investment account of Massachusetts Mutual Life Insurance Company (the "Company") which account has been designated Massachusetts Mutual Variable Annuity Separate Account 4 (the "Separate Account") or to the Fixed Account of the Company. The Company guarantees that it will credit a specified minimum interest rate on amounts allocated to the Fixed Account. Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account (see below). The Separate Account invests in shares of certain Portfolios of Panorama Series Fund, Inc. ("Panorama Fund") and in shares of certain Funds of Oppenheimer Variable Account Funds ("Oppenheimer Funds"). (See Eligible Investments.) Participant(s) bear the investment risk for all amounts allocated to the Separate Account.

Right to Examine Certificate

The Certificate may be returned to the Company for any reason within ten (10) calendar days (or twenty (20) calendar days of the date of receipt with respect to the circumstances described in (c) below) after its receipt by the Participant ("Right to Examine Certificate"). It may be returned to the Company at its Annuity Service Center. When the Certificate is received at the Annuity Service Center, it will be voided as if it had never been in force. Upon its return, the Company will refund the Certificate Value next computed after receipt of the Certificate by the Company at its Annuity Service Center except in the following circumstances in which the Company will refund the greater of Purchase Payments, less any withdrawals, or the Certificate Value: (a) where the Certificate is purchased pursuant to an Individual Retirement Annuity; (b) in those states which require the Company to refund Purchase Payments, less withdrawals; or (c) in the case of Certificates (including Certificates purchased pursuant to an Individual Retirement Annuity) which are deemed by certain states to be replacing an existing annuity or insurance Certificate and which require the Company to refund Purchase Payments, less withdrawals.

With respect to the circumstances described in (a) and (b) above, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of fifteen (15) days from the Issue Date. With respect to the circumstances described in (c) above, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of twenty-five
(25) days from the Issue Date. Upon the expiration of such fifteen (15) day period (or twenty-five (25) day period respectively), the Sub-Account value of the Money Market Sub-Account will be allocated to the Separate Account and/or Fixed Account in accordance with any previous election made by the Participant.

Charges and Deductions

Mortality and Expense Risk Charge. Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. This charge compensates the Company for assuming the mortality and expense risks under the Certificates. (See Charges and Deductions-Deduction for Mortality and Expense Risk Charge.)

Administrative Charge. Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to 0.15% of the average daily net asset value of the Separate Account. This charge may be increased but it cannot exceed 0.25% of the average daily net asset value of the Separate Account. This charge compensates the Company for costs associated with the administration of the Certificates and the Separate Account. (See Charges and Deductions-Deduction for Administrative Charge.)

Withdrawals. During the Accumulation Period, the Participant may, upon Written Request, make a total or partial withdrawal of Certificate Value. Withdrawals may be subject to a Contingent Deferred Sales Charge. (See Withdrawals.)

Contingent Deferred Sales Charge. The Company does not deduct a sales charge when it receives a Purchase Payment. However, if any part of Certificate Value is withdrawn, a Contingent Deferred Sales Charge may be assessed by the Company. Subject to the Free Withdrawal Amount and the Additional Free Withdrawal Amount described below, Certificate withdrawals derived from a Purchase Payment deposited with the Company for a period of seven years or less will be subject to a Contingent Deferred Sale Charge ranging from 7% to 1%.

Free Withdrawal Amount. A Participant may withdraw the greater of:

    (a) the portion of the Certificate Value attributable to positive investment results, if any, on the date of withdrawal; or

    (b) 10% of Purchase Payments remaining in the Certificate on the withdrawal date reduced by any Free Withdrawal(s) previously taken during the current Certificate Year.

Annual Certificate Maintenance Charge. Currently, there is an Annual Certificate Maintenance Charge of $30 deducted on the last day of the Certificate Year. This charge may be increased but it cannot exceed $60 per Certificate Year. In the event of an increase, the Company will give Participants 90 days prior notice of the increase. However, if the Certificate Value on the last day of the Certificate Year is at least $100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Certificate Maintenance Charge will be deducted from the Sub-Accounts and the Fixed Account in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. If the Annuity Date is not the last day of the Certificate Year, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certifi-cate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment.

Premium Taxes. Premium Taxes may be charged against Purchase Payments or Certificate Values. (See Charges and Deductions-Deduction for Premium and Other Taxes.) The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made and then deduct a charge for such Premium Taxes from a Participant's Certificate Value at the time Annuity Payments begin or upon a total withdrawal if the Company is unable to obtain a refund. Premium taxes generally range from 0% to 3.5%.

Transfer Fee. Under certain circumstances, a Transfer Fee may be assessed during the Accumulation Period when a Participant makes a transfer from the Fixed Account or any Sub-Account to another Sub-Account or the Fixed Account. In addition, a Transfer Fee may be assessed during the Annuity Period when a Participant makes a transfer from one Sub-Account to another Sub-Account or from a Sub-Account to the Fixed Account. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. (See Charges and Deductions - Deduction for Transfer Fee.)

Federal Income Tax Penalty. There is a ten percent (10%) federal income tax penalty applied to the income portion of any distribution from Non-Qualified Certificates. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Participant; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982. For federal income tax purposes, withdrawals are deemed to be on a last-in, first-out basis. (See Tax Status - Tax Treatment of Withdrawals - Non-Qualified Certificates.) Separate tax withdrawal penalties and restrictions apply to Qualified Certificates. For a further discussion of the taxation of the Certificates, see Tax Status.

See Tax Status - Diversification for a discussion of owner control of the underlying investments in a variable annuity certificate.

The Certificate

Transfers. Subject to certain conditions, Participants may make unlimited transfers between Sub-Accounts and/or the Fixed Account during the Accumulation Period and 6 transfers per calendar year during the Annuity Period. A transfer from the Fixed Account is limited each Certificate Year to the greater of thirty percent (30%) of the Participant's Certificate Value determined as of the last day of the previous Certificate Year allocated to the Fixed Account or $30,000. In addition, a ninety (90) day restriction exists for certain types of transfers involving the Fixed Account or the Money Market Sub-Account. The Company reserves the right to further limit the number of transfers in the future. The Certificate provides for twelve (12) free transfers per calendar year during the Accumulation Period and six (6) free transfers per calendar year during the Annuity Period. Transfers made in excess of the number of free transfers will result in the imposition of the Transfer fee. During the Annuity Period, the Participant may, once each Certificate Year, make a transfer from one or more Sub-Accounts to the General Account. However, transfers cannot be made from the General Account to the Separate Account during the Annuity Period. (See Transfers.)

Death Benefit. Prior to the Participant, or the oldest Joint Participant, or the Annuitant, if the Participant is a non-natural person, attaining age 75, the death benefit during the Accumulation Period will be at least equal to the Purchase Payments, less any withdrawals including any applicable charges. (See Proceeds Payable on Death for an additional discussion.)

Annuity Options. There are six (6) Annuity Options available for the Participant to choose from. The Participant may elect to have the Certificate Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. (See Annuity Provisions for a further discussion.)

Maximum Issue Ages. The maximum issue age is Attained Age 85. This restriction applies at the time of Certificate issue and upon any change in Participant or Annuitant during the Accumulation Period and applies to both the Participant and the Annuitant. For Joint Participants all provisions which are based upon age, including the maximum issue age, are based on the age of the older of the Joint Participants. If the Certificate is owned by a non-natural person, the Participant shall mean Annuitant.

Massachusetts Mutual Variable Annuity Separate Account 4
Table of Fees and Expenses
(see Note 1)

Participant Transaction Expenses

Transfer Fee...............................  No charge is imposed for the first
(see Note 3)                                 12 transfers in a calendar year
                                             during the Accumulation Period;
                                             thereafter the fee is the lesser of
                                             $20 or 2% of the amount
                                             transferred. Only 6 transfers in a
                                             calendar year are permitted during
                                             the Annuity Period and there is no
                                             fee for those 6 transfers.

Sales Load on Purchases....................  0%
Maximum Contingent Deferred Sales Charge
Computed on Amounts Withdrawn (as
a percentage of Participant's Purchase
Payment) (see Note 2)......................  7%
Annual Certificate Maintenance
Charge (see Note 4)........................  $30 per Certificate per Certificate
                                             Year.

Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge..........  1.25%
Administrative Charge (See Note 5).........  0.15%
                                             ----
Total Separate Account Annual Expenses.....  1.40%



                ELIGIBLE INVESTMENTS' ANNUAL EXPENSES FOR 1996
          (as a percentage of the average net assets of a Portfolio)

                                                   Panorama                                   Panorama
                                                   LifeSpan      Panorama       Panorama      LifeSpan                   Panorama
                        Oppenheimer  Oppenheimer  Diversified     Total         LifeSpan      Capital      Panorama    International
                           Money        Bond        Income        Return        Balanced    Appreciation    Growth        Equity
                           Fund         Fund       Portfolio     Portfolio      Portfolio     Portfolio    Portfolio     Portfolio
                           ----         ----       ---------     ---------      ---------     ---------    ---------     ---------
Management Fees........... 0.45%        0.74%        0.75%         0.55%          0.85%         0.85%        0.57%          1.00%
Other Expenses............ 0.04%        0.04%        0.32%         0.00%          0.32%         0.45%        0.01%          0.21%
Total Operating Expenses.. 0.49%        0.78%        1.07%         0.55%          1.17%         1.30%        0.58%          1.21%
                               (See the Prospectuses for Panorama Fund and Oppenheimer Funds for more information.)

Examples (See Note 6)

A Participant would pay the following expenses on a $1,000 investment, assuming the entire Certificate Value is allocated to the Separate Account, assuming a 5% annual return on assets, assuming that the same Portfolio and Fund expenses as shown above remain the same for the periods shown in the examples, and assuming the Certificate is fully surrendered at the end of each time period.

                                                   Panorama                                   Panorama
                                                   LifeSpan      Panorama       Panorama      LifeSpan                   Panorama
                        Oppenheimer  Oppenheimer  Diversified     Total         LifeSpan      Capital      Panorama    International
                           Money        Bond        Income        Return        Balanced    Appreciation    Growth        Equity
                           Fund         Fund       Portfolio     Portfolio      Portfolio     Portfolio    Portfolio     Portfolio
                           ----         ----       ---------     ---------      ---------     ---------    ---------     ---------
1......................... $ 85         $ 88         $ 91           $ 86          $ 92           $ 93         $ 86          $ 92
3......................... $112         $121         $129           $114          $132           $136         $115          $133
5......................... $137         $153         $167           $141          $172           $179         $142          $174
10........................ $232         $262         $292           $238          $302           $315         $241          $306

A Participant would pay the following expenses assuming either 1) the Certificate is not surrendered at the end of each time period, or 2) the Certificate is annuitized at the end of each time period.

                                                   Panorama                                   Panorama
                                                   LifeSpan      Panorama       Panorama      LifeSpan                   Panorama
                        Oppenheimer  Oppenheimer  Diversified     Total         LifeSpan      Capital      Panorama    International
                           Money        Bond        Income        Return        Balanced    Appreciation    Growth        Equity
                           Fund         Fund       Portfolio     Portfolio      Portfolio     Portfolio    Portfolio     Portfolio
                           ----         ----       ---------     ---------      ---------     ---------    ---------     ---------
1......................... $ 20         $ 23         $ 26           $ 21          $ 27           $ 29         $ 21         $ 28
3......................... $ 63         $ 72         $ 80           $ 64          $ 84           $ 88         $ 65         $ 85
5......................... $107         $123         $137           $111          $142           $149         $112         $144
10........................ $232         $262         $292           $238          $302           $315         $241         $306

Notes to Table Of Fees and Expenses
and Examples

1. The purpose of the Fee Table is to assist Participants in understanding the various costs and expenses that a Participant will incur directly or indirectly. The Examples assume an average Certificate Value of $35,000. The Fee Table reflects expenses of the Separate Account as well as the Portfolios of the Panorama Fund and the Funds of the Oppenheimer Funds. For additional information, see "Charges and Deductions" in this Prospectus and the Prospectuses for the Panorama Fund and Oppenheimer Funds.

2. A portion of a Participant's Certificate Value may be withdrawn each Certificate Year without the assessment of a Contingent Deferred Sales Charge (see Free Withdrawal Amount). After a Purchase Payment has been held by the Company for seven years, such Purchase Payment may be withdrawn without assessment of the Contingent Deferred Sales Charge. Under certain circumstances and in certain jurisdictions, in the event of a terminal illness Certificate Value may be withdrawn without the assessment of a Contingent Deferred Sales Charge (see Terminal Illness Benefit). In addition, a Contingent Deferred Sales Charge is not assessed against the payment of a death benefit.

3. Transfers made by the Company at the end of the Right to Examine Certificate period will not be counted in determining the application of the Transfer Fee. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer Fee: (i) transfers made in conjunction with an approved dollar cost averaging program; and (ii) transfers made in conjunction with the Rebalancing Program. (See Charges and Deductions - Deduction for Transfer Fee and Dollar Cost Averaging and Rebalancing Program.)

4. Currently, the Annual Certificate Maintenance Charge is $30 each Certificate Year and is deducted on the last day of the Certificate Year. This charge may be increased but it will not exceed $60 per Certificate Year. In the event of an increase, the Company will give Participants 90 days prior notice of the increase. However, if the Certificate Value on the last day of the Certificate Year is at least $100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Certificate Maintenance Charge will be deducted from the Fixed Account and Sub-Accounts in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. If the Annuity Date is not the last day of the Certificate Year and the Certificate Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certificate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment. (See Charges and Deductions - Deduction for Annual Certificate Maintenance Charge.) The examples reflect the $30 Annual Certificate Maintenance Fee as an annual charge of 0.09% of assets, based on an anticipated average Certificate Value of $35,000.

5. The current Administrative Charge is equal on an annual basis to 0.15% of the average daily net asset value of the Separate Account. The Company may increase this charge to an amount not to exceed 0.25% of the average daily net asset value of the Separate Account.

6. Premium Taxes are not reflected. Premium taxes may apply. (See Charges and Deductions - Deduction for Premium and Other Taxes.)

7. The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The Company

Massachusetts Mutual Life Insurance Company (the "Company") is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. The Company's Home Office is located in Springfield, Massachusetts. The Company is licensed to transact life, accident and health insurance business in all fifty states of the United States, the District of Columbia, Puerto Rico and certain provinces of Canada.

As of December 31, 1996, the Company had estimated statutory assets in excess of $55 billion, and estimated total assets under management in excess of $130 billion.

The Separate Account

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Massachusetts insurance law on July 9, 1997 designated as Massachusetts Mutual Variable Annuity Separate Account 4. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other Certificate liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Certificates, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Certificates are general obligations. The Separate Account meets the definition of a "separate account" under federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of the Panorama Fund (LifeSpan Diversified Income Portfolio, Total Return Portfolio, LifeSpan Balanced Portfolio, LifeSpan Capital Appreciation Portfolio, Growth Portfolio, and International Equity Portfolio) or one Fund of the Oppenheimer Funds (Money Fund and Bond Fund). There is no assurance that the investment objectives of any of the investment options will be met. Participants bear the complete investment risk for Purchase Payments allocated to a Sub-Account. Certificate Values will fluctuate in accordance with the investment performance of the Sub-Accounts to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Certificates.

Eligible Investments

The following are the current Separate Account Eligible Investments that can be selected as the underlying investments of the Certificate. While a brief summary of the various investment options is set forth below, more comprehensive information, including a discussion of potential risk, is found in the current Prospectus for each of the Eligible Investments which are included with this Prospectus.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. (the "Panorama Fund") is an open-end management investment company. OppenheimerFunds, Inc. ("OFI"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, ("Investment Advisers Act") is the investment adviser to the Panorama Fund, and performs sales and administrative functions relative to the Panorama Fund, including the keeping of all records not maintained by the custodian. OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $62 billion in assets and 3 million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers for OFI and controlled by the Company. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

OFI has engaged three Subadvisers to assist in the selection of portfolio investments for the International Equity Portfolio, the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart Ivory International ("Babson-Stewart"), One Memorial Drive, Cambridge, MA 02142, is the Subadviser to the International Equity Portfolio. Babson-Stewart is a partnership formed in 1987 between David
L. Babson & Co., Inc., a subsidiary of the Company and Stewart Ivory & Co., Ltd., located in Edinburgh, Scotland. BEA Associates, 599 Lexington Avenue, 36th Floor, New York, NY 10022, is the Subadviser to the high yield bond components of the LifeSpan Portfolios. Pilgrim, Baxter & Associates ("Pilgrim Baxter"), 1255 Drummers Lane, Wayne, PA 19087, is the Subadviser to the small cap components of the LifeSpan Portfolios.

OFI provides investment advice for the remaining Portfolios available under the Certificate. See the accompanying prospectus for the Panorama Fund for more information.

Panorama Fund Lifespan Diversified Income Portfolio
(Diversified Income Portfolio)

The Diversified Income Portfolio is designed for the investor with a relatively low tolerance for risk who is seeking current income with some long-term inflation protection. The Diversified Income Portfolio seeks high current income, with opportunities for capital appreciation through a strategically allocated portfolio consisting primarily of fixed-income securities.

Panorama Fund Total Return Portfolio

The investment objective of the Total Return Portfolio is to maximize the total investment return (including capital appreciation and income) by allocating its assets among stocks, corporate bonds, securities issued by the U.S. Government and its instrumentalities, and money market instruments according to changing market conditions.

Panorama Fund Lifespan Balanced Portfolio
(Balanced Portfolio)

The Balanced Portfolio is designed for the investor seeking a blend of capital appreciation and income. The Balanced Portfolio seeks a blend of capital appreciation and income through a strategically allocated portfolio of equity securities and fixed-income securities with a slightly stronger emphasis on equity securities.

Panorama Fund Lifespan Capital Appreciation Portfolio
(Capital Appreciation Portfolio)

The Capital Appreciation Portfolio is designed for the investor seeking capital appreciation. The Capital Appreciation Portfolio seeks long-term capital appreciation through a strategically allocated portfolio consisting primarily of equity securities. Current income is not a primary consideration.

Panorama Fund Growth Portfolio

The investment objective of the Growth Portfolio is to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings.

Panorama Fund International Equity Portfolio

The investment objective of the International Equity Portfolio is to achieve long-term growth of capital by investing primarily in equity securities (such as common stocks) of non-U.S. issuers trading for the most part in non-U.S. markets.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds (the "Oppenheimer Funds") is an open-end management investment company. The Funds' investment adviser is OppenheimerFunds, Inc. ("OFI").

Oppenheimer Money Fund. The Money Fund seeks the maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. Its shares are neither insured nor guaranteed by the

U.S. government, and there is no assurance that this Fund will be able to maintain a stable net asset value of $1.00 per share.

Oppenheimer Bond Fund. The Bond Fund seeks a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Fund seeks capital growth when consistent with its primary objective.

THERE IS NO ASSURANCE THAT ANY INVESTMENT OPTION WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of each investment option's investment objective and policies and a description of risks involved in investing in each of the investment options and each investment option's fees and expenses, is contained in the prospectuses for the Panorama Fund and Oppenheimer Funds, current copies of which are attached to this Prospectus. Information contained in the Panorama Fund's prospectus and Oppenheimer Funds' prospectus should be read carefully before making allocation to a Sub-Account of the Separate Account.

Voting Rights

In accordance with its view of present applicable law, the Company will vote the shares of the Eligible Investment held in the Separate Account at special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Separate Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Eligible Investments do not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting of the Eligible Investment. Voting instructions will be solicited by written communication at least ten (10) days prior to the meeting.

Substitution of Securities

If the shares of the Eligible Investments (or any Portfolio or Fund within an Eligible Investment or any other funding vehicle made available under the Certificates), are no longer available for investment by the Separate Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Certificates, the Company may limit further purchase of such shares or may substitute shares of another funding vehicle for shares already purchased under the Certificates. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

The Fixed Account

The Fixed Account is an investment option within the General Account of the Company. Payments may be allocated to the Fixed Account to the extent elected by the Participant at the time such payment is made. In addition, all or part of the Participant's Certificate Value may be transferred to the Fixed Account as described under "Transfers." Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor has the Fixed Account been registered under the Investment Company Act of 1940 (the "1940 Act"). Therefore, neither the Fixed Account nor any interest therein is generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account.

Assets supporting amounts allocated to the Fixed Account become part of the Company's General Account assets and are available to fund the claims of all creditors of the Company. All of the Company's General Account assets will be available to fund benefits under the Certificates. The Participant does not participate in the investment performance of the assets of the Company's Fixed Account. Instead, a specified rate of interest, declared in advance, is credited to amounts allocated to the Fixed Account. This rate is guaranteed to be at least 3% per year ("Guaranteed Minimum Rate"). The Company may, at its sole discretion, credit a higher rate of interest ("excess interest") for any period specified in advance by the Company. However, the Company is not obligated to credit interest in excess of the 3% Guaranteed Minimum Rate per year, and might not do so. The Participant assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Charges and Deductions

Various charges and deductions are made from the Certificate Value and the Separate Account. These charges and deductions are:

Deduction for Mortality and
Expense Risk Charge

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Participant) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Certificate. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Certificate whether for a Fixed Annuity or a Variable Annuity. Also, there is a mortality risk borne by the Company with respect to the death benefit and to the waiver of the Contingent Deferred Sales Charge upon the death of the Owner. The expense risk assumed by the Company is that all actual expenses involved in administering the Certificates, including Certificate maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Annual Certificate Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

Deduction for Administrative Charge

Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to 0.15% of the average daily net asset value of the Separate Account. This charge, together with the Annual Certificate Maintenance Charge (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Certificates and the Separate Account. These expenses include but are not limited to: preparation of the Certificates, confirmation statements, annual and periodic reports and statements, maintenance of Participant records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Participant servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Certificate may have no relationship to the administrative costs actually incurred by that Certificate. Should this charge prove to be insufficient, the Company may increase this charge but guarantees that it will never exceed 0.25% of the average daily net asset value of the Separate Account. If this Charge is increased, Participants will be given 90 days prior notice.

Deduction for Annual Certificate
Maintenance Charge

Currently, the Annual Certificate Maintenance Charge is $30 each Certificate Year and is deducted on the last day of the Certificate Year. This charge may be increased but it will not exceed $60 per Certificate Year. However, if the Certificate Value on the last day of the Certificate Year is at least $100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Certificate Maintenance Charge will be deducted from the Fixed Account and the Sub-Accounts in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. If the Annuity Date is not the last day of the Certificate Year and the Certificate Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certificate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment. If this Charge is increased, Participants will be given 90 days prior notice.

Deduction for Premium and Other Taxes

Any Premium Taxes relating to the Certificates may be deducted from the Purchase Payments or Certificate Value when incurred. The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made but not deduct such Premium Taxes from Certificate Value until the time Annuity Payments begin, or upon a total withdrawal if the Company is unable to obtain a refund. The Company will, in its sole discretion, determine when Premium Taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, at its sole discretion, pay such Premium Taxes when due and deduct that amount from the Certificate Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. Premium Taxes generally range from 0% to 3.5%. The Company will deduct any withholding taxes required by applicable law.

The Company reserves the right to establish a provision for federal income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company is not currently making any provision for federal income taxes.

Deduction for Fund Expenses

There are other deductions from and expenses paid out of the assets of the Fund, including amounts paid for advisery and management fees, which are described in the accompanying Fund Prospectus.

Deduction for Transfer Fee

Subject to certain conditions (see Transfers), Participants may transfer all or part of the Participant's interests among the Sub-Accounts and/or the Fixed Account during the Accumulation Period or during the Annuity Period transfer interests from a Sub-Account to the General Account without the imposition of any fee or charge if there have been no more than the number of free transfers permitted. Participants are currently not limited to any number of transfers during the Accumulation Period and are limited to six (6) transfers per calendar year during the Annuity Period. If, during the Accumulation Period, more than the number of free transfers per Certificate Year (currently 12 per year) have been made, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. The Transfer Fee will be deducted from the Sub-Account(s) and/or Fixed Account (collectively "Account(s)") from which the transfer occurred. If the entire Account balance is transferred, the Transfer Fee will be deducted from the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer
Fee: (i) transfers made by the Company at the end of the Right to Examine Certificate period; (ii) transfers made in conjunction with an approved dollar cost averaging program; (see Dollar Cost Averaging) and (iii) transfers made under the Rebalancing Program. (See Rebalancing Program.)

Deduction for Contingent Deferred
Sales Charge

No deduction for sales charges is made from a Purchase Payment. However, if a withdrawal is made, a Contingent Deferred Sales Charge may be assessed by the Company. The length of time between the Company's acceptance of a Purchase Payment and the making of a withdrawal determines the Contingent Deferred Sales Charge, if any. Each Purchase Payment has its own time period for purposes of assessing a Contingent Deferred Sales Charge. This Charge will be used to cover certain expenses relating to the sale of the Certificates including commissions paid to sales personnel, the costs of preparation of sales literature, other promotional costs and acquisition expenses. A withdrawal shall be deemed to first withdraw any positive investment results and thereafter Purchase Payments on a first-in-first-out basis for purposes of computing the Contingent Deferred Sales Charge.

Subject to the Free Withdrawal Amount described below, the following table shows Contingent Deferred Sales Charges:


 Contingent Deferred
 Sales Charge Against
  Amount Withdrawn                      Year Applicable
  ----------------                      ---------------
         7%              During 1st Year since Purchase Payment Accepted
         6%              During 2nd Year since Purchase Payment Accepted
         5%              During 3rd Year since Purchase Payment Accepted
         4%              During 4th Year since Purchase Payment Accepted
         3%              During 5th Year since Purchase Payment Accepted
         2%              During 6th Year since Purchase Payment Accepted
         1%              During 7th Year since Purchase Payment Accepted
         0%              Thereafter

The Contingent Deferred Sales Charge is assessed against the amounts remaining in the Sub-Account from which the withdrawal occurred. If a withdrawal is made from more than one Sub-Account, the Contingent Deferred Sales Charge is assessed against the amounts remaining in such Accounts in the same proportion to which the withdrawal amount bears to the total value of such Sub-Accounts. If a withdrawal causes the entire Sub-Account value to be withdrawn, then the Contingent Deferred Sales Charge will be assessed against the amounts remaining in the Sub-Accounts in the same proportion in which their value bears to Certificate Value. If a withdrawal causes the entire Certificate Value to be withdrawn, then the Contingent Deferred Sales Charge will be assessed against the Certificate Value withdrawn. The Contingent Deferred Sales Charge is not imposed on a Purchase Payment after the end of the seventh year of the Company's acceptance of such Purchase Payment, nor is the Contingent Deferred Sales Charge imposed upon payment of the death benefit or upon amounts applied to purchase an annuity.

Until April 30, 1998, no Contingent Deferred Sales Charge will be imposed upon surrender of a Certificate where the proceeds of such surrender are applied to the purchase of a new group annuity contract issued by the Company. This does not eliminate charges under the particular group contract, and upon surrender of the group contract, charges may apply.

No Contingent Deferred Sales Charge will be imposed on the redemption of "excess contributions" to a plan qualifying for special income tax treatment ("Qualified Plan"), TSAs or IRAs. "Excess Contributions" (including excess aggregate contributions) will be defined as provided in the Internal Revenue Code and applicable regulations.

Subject to state availability, owners of certain IRA or non-qualified Flex Extra variable annuity contracts issued by the Company that are beyond the sales charge period may exchange such contracts for a Certificate (the "Exchange Program"). When eligible Flex Extra contracts are exchanged for Panorama Premier Certificates, no Contingent Deferred Sales Charge shall apply to initial purchase payments made pursuant to the exchange but all subsequent purchase payments shall be subject to the Contingent Deferred Sales Charges. The Company may terminate the Exchange Program at any time at its sole discretion. See the Statement of Additional Information for further information about the Exchange Program or contact your registered representative or call the Company at (800) 234-5606.

Free Withdrawals

The Participant may withdraw the greater of:

(a) the portion of the Certificate Value attributable to positive investment results, if any, on the date of withdrawal; or

(b) 10% of Purchase Payments remaining in the Certificate on the withdrawal date reduced by any Free Withdrawal(s) previously taken during the current Certificate Year.

Withdrawals must be taken first from investment earnings, if any, and next from Purchase Payments.

Withdrawals which are not attributable to investment earnings will reduce the amount of Purchase Payments remaining in the Certificate on a first-in-first-out basis for purposes of computing any remaining Contingent Deferred Sales Charge.

The Contract and Certificates

Contract Owner

The Contract Owner is the person(s) or entity(ies) entitled to ownership rights stated in the Contract and not otherwise delegated to the Participant. The Contract Owner is usually an employer, trustee or other sponsor of a group consisting of the Participants. If the contract is purchased in connection with an employee benefit plan, the plan may govern which ownership rights under the Contract are delegated to the Participants and which are left with the Contract Owner.

Participant

The Participant is the person(s) or entity(ies) entitled to ownership rights stated in the Certificate. The Participant is the person designated as such on the Issue Date, unless changed. The maxi-mum issue age is Attained Age 85. If the Certificate is proposed to be issued to Joint Participants, the Company will apply the Maximum Issue Age to the eldest proposed Joint Participant.

The Participant may change owners at any time prior to the Annuity Date by Written Request. A change of Participant will automatically revoke any prior designation of Participant. The change will become effective as of the date the Written Request is received. A new designation of Participant will not apply to any payment made or action taken by the Company prior to the time it was received. Any change of Participant is subject to the Company's underwriting rules then in effect. A change in Participant may trigger income tax consequences. (See Tax Status - General.)

Joint Participants

The Certificate can be owned by Joint Participants. If Joint Participants are named, any Joint Participant must be the spouse of the other Participant unless prohibited by applicable law or regulations. Upon the death of either Participant, the surviving spouse will be the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request. Unless otherwise specified in the application for the Certificate, if there are Joint Participants both signatures will be required for all Participant transactions except telephone transfers. If the telephone transfer option is elected and there are Joint Participants, either Joint Participant can give telephone instructions.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Participant at the Issue Date, unless changed prior to the Annuity Date.

The Annuitant may not be changed in a Certificate which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. In the case of certain Qualified Certificates, the Participant must be the Annuitant. The maximum issue age is Attained Age 85.

Assignment

A Written Request specifying the terms of an assignment of the Certificate must be provided to the Annuity Service Center. Until the Written Request is received, the Company will not be required to take notice of or be responsible for any transfer of interest in the Certificate by assignment, agreement, or otherwise.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Certificate is assigned, the Participant's rights may only be exercised with the consent of the assignee of record.

The consent of any Irrevocable Beneficiaries is required before assignment of proceeds can happen.

Purchase Payments and
Certificate Value

Purchase Payments

The initial Purchase Payment is due on the Issue Date. The minimum initial Purchase Payment the Company will accept is $5,000 for Non-Qualified Certificates and $2,000 for Qualified Certificates. The minimum subsequent Purchase Payment the Company will accept is $250, unless the Participant has elected the automatic investment plan option in which case the Company will accept a minimum of $100. For Participants up to Age 75 on the Issue Date, the maximum cumulative Purchase Payments without prior consent of the Company is $1 million. For Participants over Age 75 on the Issue Date, the maximum total Purchase Payments is $500,000. For Certificates issued to non-natural persons, the maximum Purchase Payment limits will apply to the Annuitant's age. Purchase Payments above these amounts must be preapproved by the Company. For Joint Participants, Age refers to the oldest Joint Participant. The Company reserves the right to reject any Application or Purchase Payment.

Allocation of Purchase Payments

The allocation of the initial Purchase Payment is made in accordance with the selection made by the Participant at the time the Certificate is issued, except in the circumstances described under Right to Examine Certificate. In those circumstances, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of the Right to Examine Certificate period. Upon expiration, the Certificate Value will be reallocated in accordance with the Participant's selection. Unless otherwise changed by Written Request by the Participant, subsequent Purchase Payments are allocated in accordance with the same selection as the initial Purchase Payment. Allocation changes can be made over the telephone if requested at the time of a telephone transfer.

There are currently no limitations on the number of Sub-Accounts that can be selected by a Participant. If allocations are made in percentages, whole numbers must be used.

If the Purchase Payments and forms required to issue a Certificate are in good order, the initial Purchase Payment will be credited to the Certificate within two (2) business days after receipt at the Annuity Service Center. Additional Purchase Payments will be credited to the Certificate as of the Valuation Period when they are received. If the forms required to issue a Certificate are not in good order the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five (5) business days, unless it has been authorized otherwise by the purchaser.

Certificate Value

The Certificate Value is the sum of the Participant's interest in the Fixed Account and the Sub-Accounts of the Separate Account for any Valuation Date during the Accumulation Period. It will fluctuate from one Valuation Period to the next, and may be more or less than Purchase Payments made. The Participant's interest in a Sub-Account is determined by multiplying the number of Accumulation Units credited to the Certificate by the Accumulation Unit Value for that Sub-Account as of the Valuation Date. The Participant's interest in the Fixed Account, if any, for any Valuation Date is equal to the sum of the values of all Fixed Account amounts credited to the Certificate on such Valuation Date.

Accumulation Units

During the Accumulation Period, Accumulation Units shall be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Separate Account as a result of Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the transaction is received at the Annuity Service Center.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-Account was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Sub-Account are determined for each Valuation Period by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the current Valuation Period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the Sub-Account for the current Valuation Period; plus
(ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current Valuation Period; less (iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Sub-Account.

B is the net asset value per share of the funding vehicle or portfolio held by the Sub-Account for the immediately preceding Valuation Period.

C is the cumulative charge for the Mortality and Expense Risk Charge and for the Administrative Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

Transfers

Transfers During the Accumulation Period

Subject to certain limitations, the Participant may transfer all or part of the Participant's interest in a Sub-Account or the Fixed Account (each an "Account" or collectively "Accounts") by Written Request. No fee or charge will be imposed if there have been no more than the number of free transfers allowed (currently, twelve (12) per calendar year). All transfers are subject to the following:

1. If more than the number of free transfers have been made, the Company will deduct a Transfer Fee (see Charges and Deductions - Deduction for Transfer
   Fee) for each subsequent transfer permitted. The Transfer Fee will be deducted from the Participant's interest in the Account from which the transfer is made. However, if the Participant's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If Certificate Values are being transferred from more than one Account, any Transfer Fee will be allocated to those Accounts on a pro-rata basis in proportion to the amount transferred from each Account.

2. The minimum amount which can be transferred is $1,000 (from one or multiple Accounts) or the Participant's entire interest in the Account, if less. This requirement is waived if the transfer is made in connection with the Rebalancing Program. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the Sub-Account is transferred.

3. Transfers out of the Fixed Account during any Certificate Year are limited in amount to the greater of $30,000 or thirty percent (30%) of the Participant's Certificate Value allocated to the Fixed Account determined as of the end of the previous Certificate Year. Transfers out of the Fixed Account are done on a first-in first out basis; i.e., amounts attributed to the oldest Purchase Payment are transferred first; then amounts attributed to the next oldest Purchase Payment are transferred; and so on.

4. Transfers between Competing Accounts are not allowed. For purposes of transfer, the Fixed Account and the Money Market Sub-Account are considered "Competing Accounts."

5. Other transfers involving any Competing Account are restricted for certain periods. For a period of ninety (90) days following a transfer out of a Competing Account, no transfers (i.e., from any Account) may be made into the other Competing Account. In addition, for a period of ninety (90) days following a transfer into a Competing Account, no transfers (i.e. to any Account) may be made out of the other Competing Account.

6. The Certificate provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Participants can elect to make transfers by telephone (except if he/she is participating in the Rebalancing Program). To do so, Participants must submit a completed Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Participant for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Participants, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Participants.

Transfers During the Annuity Period

During the Annuity Period, the Participant may make transfers (currently, six
(6) per calendar year), by Written Request, as follows:

1. The Participant may make transfers of Annuity Reserves between Sub-Accounts, subject to any limitations imposed by the Company on the number of transfers (currently, six (6) transfers per calendar year) that can be made during the Annuity Period. Currently, six (6) transfers permitted per calendar year during the Annuity Period are free (no Transfer Fee will be imposed.) If Annuity Reserves are being transferred from more than one Sub-Account, any Transfer Fee will be allocated to those Sub-Accounts on a pro-rata basis in proportion to the amount transferred from each Sub-Account.

2. The Participant may, once each Certificate Year, make a transfer from one or more Sub-Accounts to the General Account. The Participant may not make a transfer from the General Account to the Separate Account.

3. Transfers of Annuity Reserves between Sub-Accounts will be made by converting the number of Annuity Units attributable to the Annuity Reserves being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

   The amount transferred to the General Account from a Sub-Account will be based on the Annuity Reserves for the Participant in that Sub-Account. Transfers to the General Account will be made by converting the Annuity Units being transferred to purchase fixed Annuity Payments under the Annuity Option in effect and based on the Age of the Annuitant at the time of the transfer.

4. The minimum amount which can be transferred is $1,000 or the Participant's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the Sub-Account is transferred.

5. The Certificate provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Participants can elect to make transfers by telephone. To do so, Participants must complete a prior Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Participant for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Participants, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Participants.

Dollar Cost Averaging

Dollar Cost Averaging is a program which, if elected, permits a Participant to systematically transfer on a periodic basis amounts from a selected Sub-Account to any of the other Sub-Accounts. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, a Participant may be less susceptible to the impact of market fluctuations. The current minimum amount which may be transferred is $250. The minimum duration of participation in any Dollar Cost Averaging program is currently six (6) months. In order to participate in the Dollar Cost Averaging program, a Participant must have Certificate Value of at least $5,000 to complete the Participant's designated program. Dollar Cost Averaging is subject to all Certificate restrictions regarding transfers.

If the Participant is participating in the Dollar Cost Averaging program, such transfers are not currently taken into account in determining any Transfer Fee. However, the Company reserves the right in the future to count Dollar Cost Averaging transfers when determining the number of transfers in a year and impose any applicable Transfer Fees. A Participant participating in the Dollar Cost Averaging program may not also be participating in the Rebalancing Program. (See Rebalancing Program below.) A Participant participating in the Dollar Cost Averaging program may not also make withdrawals pursuant to the Systematic Withdrawal Plan. (See Withdrawal - Systematic Withdrawals.)

Participants can choose the frequency at which the Dollar Cost Averaging transfers will be made, i.e. monthly, quarterly, semi-annually or annually. Participants will also choose the specific date when the first Dollar Cost Averaging transfer will be made. If the date selected is less than five (5) business days from the date the election form is received at the Annuity Service Center, the Company may defer the first Dollar Cost Averaging transfer for one month. If no start date has been selected, the Company will automatically start Dollar Cost Averaging within five (5) business days after the Written Request is received. Changes to the selections made by the Participant may be made by Written Request. The Dollar Cost Averaging option will terminate if: (i) the total Certificate Value is withdrawn; (ii) the last transfer as selected by the Participant has been made; (iii) there is insufficient Certificate Value to make the transfer; or (iv) a Written Request from the Participant to terminate the option has been received at the Annuity Service Center at least five (5) business days prior to the next transfer date.

Except as otherwise provided, Dollar Cost Averaging is subject to the transfer provisions of the Certificate.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, Participants should consider their financial ability to continue a Dollar Cost Averaging Program through periods of fluctuating price levels.

There is currently no charge for participating in the Dollar Cost Averaging program. However, the Company reserves the right to charge for this option in the future.

Dollar Cost Averaging is not available to or from Competing Accounts.

Rebalancing Program

From time to time the Company may make available a program during the Accumulation Period which provides for periodic pre-authorized automatic transfers among certain Sub-Accounts pursuant to written allocation instructions from the Owner. Participants may not participate in the Rebalancing Program if they currently have any Purchase Payments allocated to the Fixed Account. Transfers can be scheduled on a monthly, quarterly, semi-annual or annual basis. All transfers must be expressed in whole percentages. Participants in the Dollar Cost Averaging Program cannot participate in the Rebalancing Program. The Participant can terminate the Rebalancing Program at anytime by Written Notice to the Company. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

Withdrawals

During the Accumulation Period, the Participant may, upon a Written Request, make a total or partial withdrawal of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

1. The Certificate Value as of the end of the Valuation Period during which a Written Request for a withdrawal is received;
   less

2. Any applicable Premium Taxes not previously deducted; less

3. The Annual Certificate Maintenance Charge, if any; less

4. Any Purchase Payments credited to the Certificate when based upon checks that have not cleared the drawer bank; less

5. Any applicable Contingent Deferred Sales Charge.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account and/or cancellation of Fixed Account values. The amount will be withdrawn proportionately from the Fixed Account and each Sub-Account held under the Certificate unless otherwise directed by the Participant. If the Participant makes a total withdrawal, all of the Participant's rights and interests in the Certificate will terminate.

The Company will pay the amount of any withdrawal within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect (or unless a shorter period is required under applicable law or regulation).

Each partial withdrawal must be for at least $250 or the Participant's entire interest in the Fixed Account or applicable Sub-Account, if less. The minimum Certificate Value which must remain in the Certificate after a partial withdrawal is $5,000 for Non-Qualified Certificates and $2,000 for Qualified Certificates. The Company reserves the right to limit the number of partial withdrawals that can be made from a Certificate. Currently, there are no limitations on the number of partial withdrawals. Certain tax penalties and restrictions may apply to withdrawals from Certificates. (See Tax Status.)

Systematic Withdrawals

The Company permits a Systematic Withdrawal Plan which enables a Participant to pre-authorize a periodic exercise of the contractual withdrawal rights. Systematic withdrawals are made on any monthly date specified by the Participant (or the next following Valuation Date if the monthly date is not a Valuation
Date). If no start date is selected, the Company will automatically begin systematic withdrawals within five (5) business days after the Written Request is received. Participants must be 59 1/2 or older and maintain a Certificate Value of at least $25,000 upon the activation of the withdrawal plan, in order to participate in the program. Certain tax penalties and restrictions may apply to withdrawals from the Certificates (see Tax Status). Participants can choose the frequency at which withdrawals will be made, i.e., monthly, quarterly, semi-annually or annually.

Changes to selections made by the Participant may be made by Written Request. The Systematic Withdrawal Option will terminate if: (i) the total Certificate Value is withdrawn; (ii) the last withdrawal as selected by the Participant has been made; (iii) there is insufficient Certificate Value in the Fixed Account and/or Sub-Account to complete the withdrawal; (iv) Annuity Payments have commenced; or (v) a Written Request from the Participant to terminate the option has been received at the Annuity Service Center at least five (5) business days prior to the next withdrawal request.

All the provisions relating to withdrawals contained in the Certificate are applicable to the Systematic Withdrawal Plan, including the minimum withdrawal amount of $250. The Systematic Withdrawal Plan is not available to Participants who are currently utilizing the Automatic Investment Plan Option, the Rebalancing Program or the Dollar Cost Averaging Program. If a Participant terminates a Systematic Withdrawal Plan from the Fixed Account, a new Plan involving withdrawals from the Fixed Account may not be elected during the six
(6) month period immediately following such election.

Suspension or Deferral of Payments

The Company reserves the right to suspend or postpone payments for a withdrawal or transfer for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. Trading on the New York Stock Exchange is restricted;

3. An emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Participants;

provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six (6) months from the date written request for such withdrawal is received by the Company.

Terminal Illness Benefit

If the Endorsement for Terminal Illness has been attached to the Certificate, upon Written Request, the Participant may elect a Terminal Illness Benefit. The Company will require proof that the Participant is terminally ill and not expected to live more than 12 months. This proof will include, but is not limited to, certification by a licensed medical practitioner performing within the scope of his/her license. The licensed medical practitioner must not be the Participant, or the parent, spouse or child of the Participant.

The Terminal Illness Benefit will be paid only to the Participant upon Written Request. Payment of the Terminal Illness Benefit is determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request. Prior to the Contact Participant, or Joint Participant reaching age 75, the Terminal Illness Benefit shall be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals and any applicable charges.

After the Participant or oldest Joint Participant attains age 75, the Terminal Illness Benefit shall be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary prior to the Participant, or the oldest Joint Participant reaching age 75, plus any subsequent Purchase Payments less any subsequent withdrawals, including any applicable charges.

No Contingent Deferred Sales Charge shall apply with respect to any Terminal Illness Benefit. Payment of the Terminal Illness Benefit is in full settlement of the Company's liability under the Certificate and the Certificate will terminate.

If Joint Participants are named, the Age of the oldest will be used to determine the Terminal Illness Benefit. If the Certificate is owned by a non-natural person, then Participant shall mean Annuitant.

Proceeds Payable on Death

Death of Participant During
the Accumulation Period

Upon the death of the Participant or a Joint Participant during the Accumulation Period, the death benefit will be paid to the Primary Beneficiary designated by the Participant. Upon the death of a Joint Participant, the surviving Joint Participant, if any, will be treated as the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless previously changed by Written Request.

A Beneficiary may request that the death benefit be paid under one of the Death Benefit Options below. If the Beneficiary is the spouse of the Participant he or she may elect to continue the Certificate at the then current Certificate Value (which may be less than the Death Benefit) in his or her own name and exercise all the Participant's rights under the Certificate. In the event of the simultaneous death of Joint Participants, death benefits will become payable.

Death Benefit Amount During
the Accumulation Period

Prior to the Participant, the oldest Joint Participant or the Annuitant attaining age 75, the death benefit during the Accumulation Period will be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals including any applicable charges.

After the Participant, the oldest Joint Participant, or the Annuitant attains age 75, the death benefit during the Accumulation Period will be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary prior to the Participant, or the oldest Joint Participant, or the Annuitant reaching age 75, plus any subsequent Purchase Payments less any subsequent withdrawals, including any applicable charges.

In certain states, the death benefit during the Accumulation Period will be the Certificate Value determined and paid as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method.

Participants should consult their Certificate for the applicable death benefit provision.

Death Benefit Options During
the Accumulation Period

A Beneficiary who is not the surviving spouse of the Participant must elect the death benefit to be paid under one of the following options in the event of the death of the Participant during the Accumulation Period:

Option 1 -lump sum payment of the death benefit; or

Option 2 -the payment of the entire death benefit within five (5) years of the date of the death of the Participant; or

Option 3 -payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one (1) year of the date of death of the Participant or any Joint Participant.

Any portion of the death benefit not applied under Option 3 within one (1) year of the date of the Participant's death, must be distributed within five (5) years of the date of death.

A Beneficiary who is the surviving spouse of the Participant may elect to continue the Certificate in his or her own name, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments Provision is in effect.

Payment to the Beneficiary, in any form other than a lump sum, may only be elected during the sixty-day period beginning with the date of receipt by the Company of proof of death.

Death of Participant During
the Annuity Period

If the Participant or a Joint Participant, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at such Participant's death. Upon the death of a Participant during the Annuity Period, the Beneficiary becomes the Participant.

Death of Annuitant

Upon the death of the Annuitant, who is not a Participant, during the Accumulation Period, the Participant may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Participant will become the Annuitant. If the Participant is a non-natural person, the death of the Annuitant will be treated as the death of the Participant and a new Annuitant may not be designated. (See Death of Participant During the Accumulation Period.)

Upon the death of the Annuitant on or after the Annuity Date, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Payment of Death Benefit

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

1. a certified death certificate;

2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3. any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

Beneficiary

The Beneficiary designation in effect on the Issue Date will remain in effect until changed. Unless the Participant provides otherwise, the death benefit will be paid in equal shares to the Beneficiary(ies) as follows:

1. to the Primary Beneficiary(ies) who survive the Participant's and/or the Annuitant's death, as applicable; or if there are none

2. to the Contingent Beneficiary(ies) who survive the Participant's and/or the Annuitant's death, as applicable; or if there are none

3. to the estate of the Participant.

Beneficiaries may be named irrevocably. In that case a change of Beneficiary requires the consent of any irrevocable Beneficiary. If an irrevocable Beneficiary is named, the Participant retains all other Contractual rights.

Change of Beneficiary

Subject to the rights of any irrevocable Beneficiary(ies), the Participant may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change must be made by Written Request. The change will take effect as of the date the notice is signed.

The Company will not be liable for any payment made or action taken before it records the change.

Annuity Provisions

Annuity Guidelines

Once the Certificate reaches the Annuity Date, the following guidelines apply:

1. The Participant may elect to have the Certificate Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. If a combination is elected, the Participant must specify what part of the Certificate Value is to be applied to the Fixed and Variable options.

2. The amount applied to an Annuity Option on the Annuity Date, excluding any death benefit proceeds applied to an Annuity Option, is equal to the Certificate Value minus any applicable Premium Tax and Annual Certificate Maintenance Charge.

3. If the amount to be applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum. If any Annuity Payment is less than $100, the Company reserves the right to change the payment basis to equivalent quarterly, semi-annual or annual payments.

4. Participants select an Annuity Date at the Issue Date. Participants may change the Annuity Date at any time prior to the Annuity Date by Written Request 30 days prior to the new Annuity Date. The Annuity Date must be the first day of a calendar month. The Annuity Date cannot be earlier than five years after the Issue Date. The latest permitted Annuity Date is the earlier of: (i) the 90th birthday of the Annuitant or the oldest Joint Annuitant;
   (ii) the 90th birthday of the Participant or the oldest Joint Participant, or
   (iii) the latest date permitted under state law.

5. If no Annuity Option has been chosen at least thirty (30) calendar days before the Annuity Date, the Company will make payments to the Annuitant under Option B, with ten (10) years of payments guaranteed. Unless specified otherwise, the then current Certificate Value allocation shall determine whether a Fixed Annuity or Variable Annuity, or combination Fixed and Variable Annuity will be provided. Therefore, any amounts in the Separate Account will be applied to a Variable Annuity, and any amounts in the Fixed Account will be applied to a Fixed Annuity. Variable Annuity payments will be based on the Sub-Account(s) selected by the Participant, or on the then current allocation of Certificate Value among the Sub-Accounts.

Annuity Payments

The Company will make Annuity Payments beginning on the Annuity Date, provided no death benefit has become payable and the Participant has by Written Request selected an available Annuity Option and payment schedule. Except as otherwise agreed to by the Participant and the Company, Annuity Payments will be payable monthly. The Annuity Option and frequency of Annuity Payments may not be changed by the Participant after Annuity Payments begin. Unless the Participant specifies otherwise, the payee of the Annuity Payments shall be the Annuitant.

If the amount of the Annuity Payment will depend on the Age and/or sex of the Annuitant, the Company reserves the right to ask for satisfactory proof of the Annuitant's (or Joint Annuitant's, if any) Age and sex unless prohibited by applicable law. The Company reserves the right to delay Annuity Payments until acceptable proof is received.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and the Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve life contingency even though the Company no longer bears any mortality risk on such payment obligation.

Fixed Annuity

A Fixed Annuity provides for payments which do not fluctuate based on investment performance.

Fixed Annuity payments shall be determined by applying the guaranteed Annuity Purchase Rates set forth in the Fixed Annuity Rate Tables contained in the Certificate to the portion of the Certificate Value allocated to the Fixed Annuity Option selected by the Participant.

Variable Annuity

A Variable Annuity provides for payments which may fluctuate based on the investment performance of the Sub-Accounts of the Separate Account. Variable Annuity Payments will be based on the Sub-Accounts Annuity Units credited to the Variable Annuity Option.

Annuity Units and Payments

The dollar amount of each Variable Annuity payment depends on the number of Annuity Units credited to that Annuity Option, and the value of those Units. The number of Annuity Units is determined as follows:

1. The number of Annuity Units credited in each Sub-Account will be determined by dividing the product of the portion of the Certificate Value to be applied to the Sub-Account and the Annuity Purchase Rate by the value of one Annuity Unit in that Sub-Account on the Annuity Date. The purchase rates are set forth in the Variable Annuity Rate Tables in the Certificate.

2. For each Sub-Account, the amount of each Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit Value on the payment date. The amount of each payment may vary.

Annuity Unit Value

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

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

1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding Valuation Date. The assumed investment rate is based on an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Annuity Options

The Participant may choose periodic Fixed and/or Variable Annuity Payments under any one of the Annuity Options described below. The Company may consent to other plans of payment before the Annuity Date.

The following Annuity Options are available:

Annuity Option A - Life Income.

Periodic payments will be made as long as the Annuitant lives. Under this option it would be possible for only one (1) Annuity Payment to be made if the Annuitant were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if the Annuitant were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option B - Life Income with Period Certain.

Periodic payments will be made for a guaranteed period, or as long as the Annuitant lives, whichever is longer. The guaranteed period may be five (5), ten
(10) or twenty (20) years. If the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

Annuity Option C - Joint and Last Survivor Payments.

Periodic payments will be made during the joint lifetime of two Annuitants continuing in the same amount during the lifetime of the surviving Annuitant. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option D - Joint and 2/3 Survivor Annuity.

Periodic payments will be made during the joint lifetime of two Annuitants. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of two-thirds of the Annuity Payment (or Units) in effect during the joint lifetime. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option E - Period Certain.

Periodic payments will be made for a specified period. The specified period must be at least five (5) years and cannot be more than thirty (30) years. If the Participant does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election.

Annuity Option F - Special Income Settlement Agreement.

The Company will pay the proceeds in accordance with terms agreed upon in writing by the Participant and the Company.

Distribution

The Certificates will be sold by licensed insurance agents in those states where the Certificates may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the principal underwriter for the Certificate. MML Distributors, LLC ("MML Distributors"), an ultimate subsidiary of MassMutual serves as a principal underwriter for the Certificates. MML Distributors is located at 1414 Main Street, Springfield, MA 01144-1013. MML Investors Services, Inc. ("MMLISI"), an ultimate subsidiary of Massachusetts Mutual Life Insurance Company serves as a co-underwriter for the Certificates. MMLISI is located at 1414 Main Street, Springfield, MA 01144-1013. The principal underwriter and the co-underwriter are registered with the Securities and Exchange Commission as broker-dealers and are members of the National Association of Securities Dealer, Inc. Commissions and other distribution compensation will be paid by the Company on behalf of the Distributor to selling broker-dealers up to an amount currently equal to 7.00% of Purchase Payments. The Company may, by agreement with the broker/ dealer, pay commissions as a trail commission (up to 1.20% of Certificate Values beginning in the first Certificate Year) or as a combination of commission at the time of the sale and a trail commission. These alternatives could ultimately exceed 7.0% of the Purchase Payments over time.

The Company will accept, by agreement with a limited number of broker-dealers, electronic data transmissions of Application information, along with wire transmittals of initial Purchase Payments from the broker-dealers to the Annuity Service Center for purchase of the Certificate. Please contact your broker-dealer representative to receive more information about electronic data transmission of Application information.

It is anticipated that the offering of the Certificates will be continuous.

Performance Measures

The Company may show the performance under the Certificates in the following ways:

Standardized Average Annual Total Return

The Company will show the Standardized Average Annual Total Return for the Sub-Accounts of the Separate Account which have been in existence for more than one year. As prescribed by the rules of the SEC, the Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the Certificate Withdrawal Value over the stated period had the performance remained constant throughout. The Standardized Average Annual Total Return assumes a single $1000 payment made at the beginning of the period and full redemption at the end of the period. It reflects a deduction for the contingent deferred sales charge, the annual Certificate maintenance charge and all other Fund, Separate Account, and Certificate level charges except premium taxes, if any. The annual Certificate maintenance charge is apportioned among the Sub-Accounts based upon the percentages of inforce Certificates investing in each of the Sub-Accounts.

The Company may choose to show Standardized Average Annual Total Returns based on the inception of the underlying Fund.

Additional Performance Measures

The performance figures discussed in this section are calculated on the basis of the historical performance of the Funds, and may assume the Certificates were in existence prior to their inception date (which they were not). The difference between the first set of additional performance measures, PERCENTAGE CHANGE and ANNUALIZED RETURNS on Accumulation Unit Values, and the second set, the NON-STANDARDIZED ANNUAL and AVERAGE ANNUAL TOTAL RETURNS, is that the second set includes the deduction of the Annual Certificate Maintenance Charge, the first set does not. Additional details follow.

ACCUMULATION UNIT VALUES; PERCENTAGE CHANGE AND ANNUALIZED RETURNS. The Company will show the PERCENTAGE CHANGE in the value of an Accumulation Unit for a Sub-Account with respect to one or more periods. The ANNUALIZED RETURN, or average annual change in Accumulation Unit Values, may also be shown with respect to one or more periods. For a one year period, the PERCENTAGE CHANGE and the ANNUALIZED RETURN are effective annual rates of return and are equal. For periods greater than one year, the ANNUALIZED RETURN is the effective annual compounded rate of return for the periods stated. Since the value of an Accumulation Unit reflects the Separate Account, the Panorama Series Fund expenses and the Oppenheimer Fund expenses (See Table of Fees and Expenses), the PERCENTAGE CHANGE and ANNUALIZED RETURN also reflect these expenses. These percentages, however, do not reflect the Certificate Maintenance Charge and the contingent deferred sales charge or premium taxes (if any), which if included would reduce the percentages reported.

The NON-STANDARDIZED ANNUAL TOTAL RETURN for a Sub-Account is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one year period.

The NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN for a Sub-Account is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

Note: The NON-STANDARDIZED ANNUAL TOTAL RETURN will be less than the NON-STANDARDIZED ANNUALIZED RETURN on Accumulation Unit values for the same period due to the effect of the Annual Certificate Maintenance Charge. Additionally, the magnitude of this difference will depend on the size of the Accumulated Value from which the Annual Certificate Maintenance Charge is deducted.

YIELD AND EFFECTIVE YIELD. The Company may also show yield and effective yield figures for the Money Market Sub-Account over a seven-day period, which is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be re-invested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. These figures do not reflect the Annual Certificate Maintenance Charge, the contingent deferred sales charge or premium taxes (if any), which if included would reduce the yields reported.

The performance measures discussed above reflect results of the Funds and are not intended to indicate or predict future performance. For more detailed information see the Statement of Additional Information.

Performance information for the Separate Account Sub-Accounts may be compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment products on overall performance or other criteria. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

The Company may also show the application of general mathematical principles in connection with the Certificates.

Tax Status

General

Note: the following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. This discussion is based upon the Company's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws, or of the current interpretation by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Code governs taxation of annuities in general. A Participant is generally not taxed on increases in the value of a Certificate until distribution occurs, either in the form of a lump sum payment or other non-periodic distribution or as Annuity Payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Certificate. For Non-Qualified Certificates, this cost basis is generally the Purchase Payments, while for Qualified Certificates there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Certificate (adjusted for any period certain or refund feature) bears to the expected return under the Certificate. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Certificate (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Certificate has been recovered (i.e., when the total of the excludable amounts received equal the investment in the Certificate) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Certificate within the meaning of Section 72 of the Code. Participants, Annuitants, and Beneficiaries under the Certificates should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity certificates. The Code provides that a variable annuity certificate will not be treated as an annuity certificate for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Certificate as an annuity contract would result in the imposition of federal income tax to the Participant with respect to earnings allocable to the Certificate prior to the receipt of payments under the Certificate. The Code contains a safe harbor provision which provides that annuity contracts such as the Certificate meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Certificate. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios of the Trust underlying the Certificates will be managed by the Investment Adviser for the Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Participant control of the investments of the Separate Account will cause the Participant to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Certificate. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Participant control which may be exercised under the Certificate is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Participant's ability to transfer among investment choices or the number and type of investment choices available, would cause the Participant to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Participant with respect to earnings allocable to the Certificate prior to receipt of payments under the Certificate.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling would generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Participant being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Certificate in an attempt to maintain favorable tax treatment.

Multiple Certificates or Contracts

The Code provides that multiple Non-Qualified annuity certificates or contracts which are issued within a calendar year to the same Participant by one company or its affiliates are treated as one annuity certificate for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of certificates or contracts. Participants should consult a tax adviser prior to purchasing more than one Non-Qualified annuity certificate or contract in any calendar year.

Tax Treatment of Assignments

A transfer of ownership, assignment or pledge of a Certificate may be a taxable event. Participants should therefore consult competent tax advisers should they wish to transfer, assign or pledge their Certificates.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of a payee are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from nonperiodic payments. However, the payee, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Special rules limit the ability of a payee to elect no withholding where the payee fails to provide a U.S. residence address or federal taxpayer identification number.

Effective January 1, 1993, certain distributions from Qualified Plans under
Section 401, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: a) distributions for the life or life expectancy of the participant or joint lives or joint life expectancies of the participant and a designated beneficiary; or b) distributions for a specified period of ten (10) years or more; or c) distributions which are required minimum distributions. Payments that are not eligible for rollover remain subject to the withholding rules described in the preceding paragraph.

Tax Treatment of Withdrawals -
Non-Qualified Certificates

Section 72 of the Code governs treatment of distributions from annuity contracts such as the Certificate. It provides that if the Certificate Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.

Penalty Tax

A 10% penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Participant; (c) if the taxpayer has become totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Certificates. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Certificates. (See Tax Treatment of Withdrawals - Qualified Certificates.)

Qualified Plans

The Certificates offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Participants, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Certificates issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Certificate's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Certificates comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Certificates may be used (subject to state availability). Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Certificate issued under a Qualified Plan.

Certificates issued pursuant to Qualified Plans include special provisions restricting Certificate rights that may otherwise be available as described in this Prospectus. Generally, Certificates issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Certificates. (See Tax Treatment of Withdrawals - Qualified Certificates.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Certificates sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See Tax Treatment of Withdrawals - Qualified Certificates.) These retirement plans may permit the purchase of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the Plan, to the participant or to both may result if the Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the Plan complies with all legal requirements applicable to such benefits prior to the transfer of the Certificate. Purchasers of Certificates for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See Tax Treatment of Withdrawals - Qualified Certificates.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Certificates for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. The Internal Revenue Service has not reviewed the Certificate for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Certificate comports with IRA qualification requirements. Purchasers of Certificates to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 408A of the Code establishes the specially designated Roth IRA to which eligible individuals may contribute. Contributions to a Roth IRA are not deductible and are limited based on modified adjusted gross income. Qualified distributions from Roth IRAs are not included in income. Distributions that are not qualified distributions are treated first as a return of investment to the extent of the individual's contributions to Roth IRAs and as a taxable distribution to the extent of any excess. An individual (other than a married individual filing separately) with an adjusted gross income of $100,000 or less may roll over distributions within 60 days from a regular IRA to a Roth IRA or may convert a regular IRA into a Roth IRA. The rollover would be subject to tax; however, it would not be subject to the 10% premature distribution penalty tax. If the rollover occurs during 1998, the income will be spread out over four tax years.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Certificates to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See Tax Treatment of Withdrawals - Qualified Certificates.) These retirement plans may permit the purchaser of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if the Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. Purchasers of Certificates for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 457 Deferred Compensation
("Section 457") Plans

Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensations. The amount deferred, and any income on such amount, will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includible compensation, up to $7,500. Includible compensation means earnings for services rendered to the employer which is includible in the employee's gross income, but excluding any contributions under the Section 457 plan, or a Tax-Sheltered Annuity. During the last three (3) years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted. The deferred amounts will be used by the employer to purchase the Certificate. The Certificate will be issued to the employer, but all Certificate Values must be held for the exclusive benefit of the employees under it. The employee has no rights or vested interest in the Certificate, and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases.

Tax Treatment of Withdrawals -
Qualified Certificates

In the case of a withdrawal under a Qualified Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Certificate. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Certificates issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Participant or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Participant or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Participant or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Participant or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to a Participant or Annuitant (as applicable) who has separated from service after he/she has attained age 55; (e) distributions made to the Participant or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Participant or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) beginning in 1998, distributions made for qualified higher education expenses, and (h) beginning in 1998, distributions made for a qualified "first-home" purchase, subject to a $10,000 lifetime cap. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exceptions stated in (g) and (h) above apply to Individual Retirement Annuities. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service. In addition, for calendar years beginning January 1, 1997, withdrawals from IRAs by certain unemployed persons for payment of health insurance premiums are not subject to the tax penalty. Qualified distributions from Roth IRAs are not subject to the penalty tax.

Generally, distributions from a Qualified Plan of a 5% owner or from an IRA must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2, and from all others in Qualified Plans at the later of age 70 1/2 or when the employee retires. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required minimum distributions for a Roth IRA.

Certificates Owned By Other Than
Natural Persons

Generally, investment earnings on premiums for Certificates will be taxed currently to the Participant if the Owner is a non-natural person, e.g., a corporation, or certain other entities other than tax-qualified trusts. Such Certificates generally will not be treated as annuities for federal income tax purposes.

Additional Information

For further information about the Certificate, you may obtain a Statement of Additional Information prepared by the Company.

 The Table of Contents of this Statement is as follows:
 1. Company
 2. Experts
 3. Distributors
 4. Yield Calculation for Money Market Sub-Account
 5. Performance Information
 6. Annuity Provisions
 7. Financial Statements

The Company files registration statements, reports and informational statements with the SEC under the Securities Act of 1933. These filings contain information not contained in this Prospectus. Such registration statements, reports, information statements and other information can be reviewed and copied at the public reference facilities maintained by the Securities and Exchange Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's New York and Chicago regional offices located at the following addresses: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10046; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site that contains these filings. The SEC's internet address is http://www.sec.gov.

This Prospectus sets forth the information about Massachusetts Mutual Variable Annuity Separate Account 4 that a prospective investor ought to know before investing. Certain additional information about the Separate Account is contained in a Statement of Additional Information dated ________________, 1998 which has been filed with the SEC and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information appears on the last page of this Prospectus. To obtain a copy, return this request form to the address shown below or telephone 1-800-234-5606.

--------------------------------------------------------------------------------

To:     Massachusetts Mutual Life Insurance Company
        Annuity Products, H305
        P.O. Box 9067
        Springfield, Massachusetts 01101

Please send me a Statement of Additional Information for Panorama Premier

Name
         -----------------------------------------------------------------
Address
         -----------------------------------------------------------------
City                                   State                  Zip
         ----------------------------       -----------------    ---------
Telephone
         -----------------------------------------------------------------

                                    PART B



                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION
           INDIVIDUAL CERTIFICATES UNDER A DEFERRED ANNUITY CONTRACT
                        WITH FLEXIBLE PURCHASE PAYMENTS

                                   issued by

         MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 AND

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                                      , 1998
                                  ----





This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated _____ 1998, for the individual certificates under a deferred annuity contract with flexible purchase payments which are referred to herein.





For a copy of the prospectus call 1-800-234-5606 or write: Massachusetts Mutual Life Insurance Company, Panorama Premier, Annuity Products, H305, P.O. Box 9067, Springfield, MA 01101.




                               TABLE OF CONTENTS


Company................................................................................2

Independent Accountants................................................................2

Assignment of Certificate..............................................................2

Distribution and Administration........................................................3

Purchase of Securities Being Offered...................................................3

Performance Measures ..................................................................4

Yield and Effective Yield..............................................................5

Annuity Provisions.....................................................................6

Reports of Independent Accountants and Financial Statements..................final pages

                                    COMPANY

Information regarding the Company and its ownership is contained in the Prospectus.

                            INDEPENDENT ACCOUNTANTS

The audited statement of statutory financial position of The Company as of December 31, 1997 and the related statutory statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 1997 included in this Statement of Additional Information have been so included in reliance on the report, which includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

No financial statements for the Separate Account have been included herein, because, as of the date of this Statement of Additional Information, the Sub-Accounts available under the Certificates had no assets.

                            ASSIGNMENT OF CERTIFICATE

The Company will not be charged with notice of any assignment of a Certificate or of the interest of any beneficiary or of any other person unless the assignment is in writing and the Company receives the original or a true copy thereof at its Home Office. The Company assumes no responsibility for the validity of any assignment.

While the Certificates are generally assignable, all non-tax qualified Certificates must carry a non-transferability endorsement which precludes their assignment. For qualified Certificates, the following exceptions and provisions should be noted:

     (1) No person entitled to receive annuity payments under a Certificate or part or all of the Certificate's value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the Participant given during the Annuitant's lifetime and received in good order by the Company at its Home Office. To the extent permitted by law, no Certificate nor any proceeds or interest payable thereunder will be subject to the Annuitant's or any other person's debts, contracts or engagements, nor to any levy or attachment for payment thereof;

     (2) If an assignment of a Certificate is in effect on the maturity date, the Company reserves the right to pay to the assignee in one sum the amount of the Certificate's maturity value to which he is entitled, and to pay any balance of such value in one sum to the Participant, regardless of any payment options which the Participant may have elected. Moreover, if an assignment of a Certificate is in effect at the death of the Annuitant prior to the maturity date, the Company will pay to the assignee in one sum, to the extent that he is entitled, the greater of (a) the total of all purchase payments, less the net amount of all partial redemptions, and (b) the Accumulated Value of the Certificate, and any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

     (3) Certificates used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

     (4) Certificates issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such Certificates may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the Annuitant to any person or party other than the Company, except to a former spouse of the Annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

                        DISTRIBUTION AND ADMINISTRATION

MML Distributors, LLC ("MML Distributors") is the distributor of the Contract and Certificates. MML Distributors is a limited liability corporation. MML Investors Services, Inc. ("MMLISI") is the co-underwriter of the Contract and Certificates. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly owned subsidiaries of Massachusetts Mutual Life Insurance Company.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the Separate Account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Contract and Certificates. MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. ("selling brokers"). The Contract and Certificates are sold through agents who are licensed by state insurance officials to sell the Contract and Certificates. These agents are also registered representatives of selling brokers or of MMLISI.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington, and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio, and West Virginia.

The offering is on a continuous basis.

An administration agreement entered between MassMutual and ALLIANCE-ONE Services, L.P. ("ALLIANCE-ONE") provides that ALLIANCE-ONE will agree to provide all services required for the administration of the Certificates, including keeping such records as may be mandated by state and federal laws and regulations. Additionally, ALLIANCE-ONE will operate MassMutual's Service Center and will respond to Participant inquiries concerning the status of their Certificates.

The agreement may be terminated by the parties without the payment of any penalty upon 180 days written notice. The agreements immediately terminate in the event of their assignment (as that term is defined under the Investment Company Act of 1940). The agreements may be amended at any time by the mutual consent of the parties. Participants will not receive notice with respect to changes in the agreements.

                      PURCHASE OF SECURITIES BEING OFFERED

Interests in the Separate Account are sold to Participants as accumulation units. Charges associated with such securities are discussed in the Charges and
                                                                    -----------
Deductions section of the prospectus for the Certificate. The Certificate does
----------
not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see Free Withdrawals section of the prospectus.)
    ----------------

                             PERFORMANCE MEASURES

The Company may show the performance for the Sub Accounts of the Separate Account in the following ways:

                    Standardized Average Annual Total Return
                    ----------------------------------------

The Company will show the "Standardized Average Annual Total Return," formulated as prescribed by the rules of the SEC, for each Sub-Account. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the Certificate Withdrawal Value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects a deduction for the contingent deferred sales charge, the Annual Certificate Maintenance charge and all other Fund, Separate Account and Contract level charges except premium taxes, if any. The Annual Certificate Maintenance charge is apportioned among the Sub-Accounts based upon the percentages of in force Certificates investing in each of the Sub-Accounts. The Company may choose to show Standardized Average Annual Total Returns based on the inception of the underlying Fund.

                        Additional Performance Measures
                        -------------------------------

                  Accumulation Unit Values: Annualized Returns.
                  ---------------------------------------------

The Company will show the ANNUALIZED RETURN, or average annual change in Accumulation Unit values, for one or more periods. For one year, the Annualized Return is the effective annual rate of return. For periods greater than one year, the Annualized Return is the effective annual compounded rate of return for the periods stated. Since the value of an Accumulation Unit reflects the Separate Account and Fund expenses (See Table of Fees and Expenses in the Prospectus), the Annualized Returns also reflect these expenses. However, these percentages do not reflect the Annual Certificate Maintenance Charge and the contingent deferred sales charge or premium taxes (if any), which if included would reduce the percentages reported by the Company

The performance figures discussed below, NON-STANDARDIZED ANNUAL TOTAL RETURN and NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN, will be calculated on the basis of historical performance of the Funds, and may assume the Certificates were in existence prior to their inception date (which they were not). Beginning as of the date the Certificates are available, actual Accumulation Unit values will be used for the calculations. These returns are based on specified premium patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses, underlying fund expenses, and the annual Administrative Charge. They do not include contingent deferred sales charges or premium taxes (if any), which if included would reduce the percentages reported.

The NON-STANDARDIZED ANNUAL TOTAL RETURN for a Sub-Account is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

The NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN for a Sub-Account is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

Note: The NON-STANDARDIZED ANNUAL TOTAL RETURN will be less than the NON-STANDARDIZED ANNUALIZED RETURN on Accumulation Unit values for the same period due to the effect of the Annual Certificate Maintenance Charge. Additionally, the magnitude of this difference will depend on the size of the Accumulated Value from which the annual Administrative Charge is deducted.


Performance information for the Sub-Accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (c) included in data bases that can be used to produce reports and illustrations by organizations such as CDA Wiesenberger. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

                           YIELD AND EFFECTIVE YIELD

The Company may show yield and effective yield figures for the Money Market Sub-Account. "Yield" refers to the income generated by an investment in the Money Market Sub-Account over a seven-day period, which is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective" yield is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be re-invested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

These figures will reflect a deduction for all Fund, Separate Account, and Certificate level charges, assuming the Certificate remains in force. The figures do not reflect the $30 Annual Certificate Maintenance Charge, the contingent deferred sales charge or premium tax deductions (if any), which if included would reduce the percentages reported.

                              ANNUITY PROVISIONS

A Variable Annuity is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Separate Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of annuity payments after the first is determined as follows;

     1. The dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each Annuity Payment. The number of Annuity Units remains fixed during the Annuity Period.

     2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent Annuity Payment date.

     3. The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments.

(See "Annuity Provisions" in the Prospectus.)

                                    PART C


                               OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

              (a)  FINANCIAL STATEMENTS

              Financial Statements Included in Part A
              ---------------------------------------

              Condensed Financial Information

              Financial Statements Included in Part B
              ---------------------------------------

              The Registrant
              --------------

              No financial statements for the Separate Account have been included, because, as of the date of this Registration Statement, the Sub-Accounts available under the Certificates had no assets.

              The Depositor
              -------------

              Reports of Independent Accountants
              Statutory Statement of Financial Position as of December 31, 1997 and 1996
              Statutory Statement of Income for the years ended December 31, 1997, 1996 and 1995
              Statutory Statement of Changes in Shareholder's Equity Reserves for the years ended December 31, 1997, 1996 and 1995
              Statutory Statement of Cash Flows for the years ended December 31, 1997, 1996 and 1995
              Notes to Statutory Financial Statements

         (b)  EXHIBITS

              Exhibit 1 Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

              Exhibit 2   Not Applicable.

              Exhibit 3   (i) Principal Underwriting Agreement.

                          (ii) Broker/Dealer Agreement.

                          (iii)  Underwriting and Servicing Agreement.

              Exhibit 4   (i) Form of Group Annuity Contract.*

                          (ii) Form of  Individual Certificate.*

              Exhibit 5   (i) Form of Group Annuity Application.*

                          (ii) Form of Individual Certificate Application.*

              Exhibit 6   (i) Copy of Articles of Incorporation of the Company.*

                          (ii) Copy of the Bylaws of the Company.*

              Exhibit 7   Not Applicable.

              Exhibit 9   Opinion and Consent of Counsel.

              Exhibit 10 (i) Consent of Coopers & Lybrand, L.L.P., Independent Accountants.

                          (iii) Powers of Attorney.*

              Exhibit 11  Not Applicable.

              Exhibit 12  Not Applicable.

              Exhibit 13  Schedule of Computation of Performance.



                    *  Filed herewith

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------------------------------------------

NAME AND POSITION                                PRINCIPAL OCCUPATION(S ) DURING PAST FIVE
                                                 YEARS

-------------------------------------------------------------------------------------------------------------------
Roger G. Ackerman, Director                      Chairman and Chief Executive Officer, Corning, Inc., since
                                                 1996, President and Chief Operating Officer, 1990-1996.
-------------------------------------------------------------------------------------------------------------------
James R. Birle, Director                         President and Founder, Resolute Partners, LLC, since 1994;
                                                 General Partner, Blackstone Group, 1988-1994.
-------------------------------------------------------------------------------------------------------------------
Frank C. Carlucci, III, Director                 Chairman, The Carlyle Group, Inc., since 1989.
-------------------------------------------------------------------------------------------------------------------
Gene Chao, Director                              Chairman, President and CEO, Computer Projections, Inc., since
                                                 1991
-------------------------------------------------------------------------------------------------------------------
Patricia Diaz Dennis, Director                   Senior Vice President and Assistant General Counsel, SBC
                                                 Communications, Inc., since 1995; Special Counsel, Sullivan &
                                                 Cromwell, 1993-1995; Assistant Secretary of State for Human
                                                 Rights and Humanitarian Affairs, U.S. Department of State,
                                                 1992-1993.
-------------------------------------------------------------------------------------------------------------------
Anthony Downs, Director                          Senior Fellow, The Brookings Institution, since 1977.
-------------------------------------------------------------------------------------------------------------------
James L. Dunlap, Director                        President and Chief Operating Officer, United Meridian Corporation,
                                                 since 1996; Senior Vice President, Texaco, Inc.,
                                                 1987-1996.
-------------------------------------------------------------------------------------------------------------------
William B. Ellis, Director                       Senior Fellow, Yale University Scholl of Forestry and
                                                 Environmental Studies, since 1995; Chairman and Chief
                                                 Executive Officer, Northeast Utilities, 1983-1995.
-------------------------------------------------------------------------------------------------------------------
Robert M. Furek, Director                        President and Chief Executive Officer, Heublein, Inc., 1987-1996.
-------------------------------------------------------------------------------------------------------------------
Charles K. Gifford, Director                     Chief Executive Officer, First National Bank of Boston and The
                                                 Bank of Boston Corporation, since 1996, Chairman, President and CEO, 1995-1996, President and CEO, 1989-1995.
-------------------------------------------------------------------------------------------------------------------
William N. Griggs, Director                      Managing Director, Griggs & Santow, Inc., since 1983.
-------------------------------------------------------------------------------------------------------------------
George B. Harvey, Director                       Chairman, President and CEO, Pitney Bowes, 1983-1996.
-------------------------------------------------------------------------------------------------------------------
Barbara B. Hauptfuhrer, Director                 Director of various corporations, since 1972.
-------------------------------------------------------------------------------------------------------------------
Sheldon B. Lubar, Director                       Chairman, Lubar & Co., Incorporated, since 1977.
-------------------------------------------------------------------------------------------------------------------
William B. Marx, Jr., Director                   Senior Executive Vice President, Lucent Technologies, 1996-
                                                 1996; Executive Vice President and CEO Multimedia Products
                                                 Group, AT&T, 1994-1996; Executive Vice President and CEO,
                                                 Network Systems Group, 1993-1994; Group Executive and
                                                 President, AT&T Network Systems, 1989-1993.
-------------------------------------------------------------------------------------------------------------------
John F. Maypole, Director                        Managing Partner, Peach State Real Estate Holding Company,
                                                 since 1984.
-------------------------------------------------------------------------------------------------------------------
Donald F. McCullough, Director                   Retired Chairman and Chief Executive Officer, Collins &
                                                 Aikman Corp., since 1988.
-------------------------------------------------------------------------------------------------------------------
John J. Pajak, Director, President               President and Chief Operating Officer, MassMutual, since 1996,
and Chief Operating Officer                      Vice Chairman and Chief Administrative Officer, 1996-1996,
                                                 Executive Vice President, 1987-1996.
-------------------------------------------------------------------------------------------------------------------


Thomas B. Wheeler, Director,                     Chairman and Chief Executive Officer, MassMutual, since 1996,
Chairman and Chief Executive Officer             President and Chief Executive Officer, 1988-1996.
-------------------------------------------------------------------------------------------------------------------
Alfred M. Zeien, Director                        Chairman and Chief Executive Officer, The Gillette Company,
                                                 since 1991.
-------------------------------------------------------------------------------------------------------------------

EXECUTIVE VICE PRESIDENTS:

-------------------------------------------------------------------------------------------------------------------
Lawrence V. Burkett, Jr.                         Executive Vice President and General Counsel, MassMutual,
                                                 since 1993, Senior Vice President and Deputy General Counsel,
                                                 1992-1993.
-------------------------------------------------------------------------------------------------------------------
John B. Davies                                   Executive Vice President, MassMutual, since 1994, Associate
                                                 Executive Vice President, 1994-1994, General Agent, 1982-
                                                 1993.
-------------------------------------------------------------------------------------------------------------------
Daniel J. Fitzgerald                             Executive Vice President, MassMutual, since 1997, Executive
                                                 Vice President, Corporate Financial Operations, 1994-1997,
                                                 Senior Vice President, 1991-1994.
-------------------------------------------------------------------------------------------------------------------
John V. Murphy                                   Executive Vice President, MassMutual, since 1997; Executive
                                                 Vice president and Chief Operating Officer, David L. Babson &
                                                 Co., Inc., 1995-1997; Chief Operating Officer, Concert Capital
                                                 Management, Inc., 1993-1995; Senior Vice President and Chief
                                                 Financial Officer, Liberty Financial Companies, 1977-1993.
-------------------------------------------------------------------------------------------------------------------
Gary E. Wendlandt                                Executive Vice President and Chief Investment Officer,
                                                 MassMutual, since 1993, Executive Vice President, 1992-1993,
                                                 Senior Vice President, 1983-1992.
-------------------------------------------------------------------------------------------------------------------
Joseph M. Zubretsky                              Executive Vice President, Corporate Financial Operations,
                                                 MassMutual, since 1997; Chief Financial Officer, Healthsource,
                                                 Inc., 1996-1997; Partner, Coopers & Lybrand, L.L.P., 1990-
                                                 1996.
-------------------------------------------------------------------------------------------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
DEPOSITOR OR REGISTRANT

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

                      LIST OF SUBSIDIARIES AND AFFILIATES

1. MassMutual Holding Company, a Delaware corporation, all the stock of which is owned by MassMutual.

2. MML Series Investment Fund, a registered open-end investment company organized as a Massachusetts business trust, all of the shares of which are owned by separate accounts of MassMutual and companies controlled by MassMutual.

3. MassMutual Institutional Funds, a registered open-end investment company organized as a Massachusetts business trust, all of the shares are owned by MassMutual.

4. MML Bay State Life Insurance Company, a Missouri corporation, all the stock of which is owned by MassMutual.

5. MassMutual of Ireland, Ltd., incorporated in the Republic of Ireland, to operate a group life and health claim office for MassMutual, all of the stock of which is owned by MassMutual.

6. CM Assurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

7. CM Benefit Insurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

8. C.M. Life Insurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

9. MML Distributors, LLC, formerly known as Connecticut Mutual Financial Services, LLC, a registered broker-dealer incorporated as a limited liability company in Connecticut. MassMutual has a 99% ownership interest and G.R. Phelps & Co. has a 1% ownership interest.

10. Panorama Series Fund, Inc., a registered open-end investment company organized as a Maryland corporation. Shares of the fund are sold only to MassMutual and its affiliates.

11. MassMutual Holding Trust I, a Massachusetts business trust, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

12. MassMutual Holding Trust II, a Massachusetts business trust, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

13. MassMutual Holding MSC, Inc., a Massachusetts corporation, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

14. MML Investors Services, Inc., registered broker-dealer incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Company.

15. G.R. Phelps & Company, Inc., Connecticut corporation which formerly operated as a securities broker-dealer, all the stock of which is owned by MassMutual Holding Company.

16. MassMutual International, Inc., a Delaware corporation that acts as a holding company of and provides services to international insurance companies, all of the stock of which is owned by MassMutual Holding Company.

17. MassLife Seguros de Vida S.A. (Argentina), a life insurance company incorporated in Argentina. MassMutual International Inc. owns 99.99% of the outstanding capital stock of MassLife Seguros de Vida S.A.

18. Cornerstone Real Estate Advisers, Inc., a Massachusetts equity real estate advisory corporation, all the stock of which is owned by MassMutual Holding Trust I.

19. DLB Acquisition Corporation ("DLB") is a Delaware corporation, which serves as a holding company for certain investment advisory subsidiaries of MassMutual. MassMutual Holding Trust I owns 83.7% of the outstanding capital stock of DLB.

20. Oppenheimer Acquisition Corporation ("OAC") is a Delaware corporation, which serves as a holding company for OppenheimerFunds, Inc. MassMutual Holding Trust I owns 86% of the capital stock of OAC.

21. Antares Leveraged Capital Corp., a Delaware corporation that operates as a finance company, all of the stock of which is owned by MassMutual Holding Trust I.

22. Charter Oak Capital Management, Inc., a Delaware corporation that operates as an investment manager. MassMutual Holding Trust I owns 80% of the capital stock of Charter Oak.

23. MML Realty Management Corporation, a property manager incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Trust II.

24. Westheimer 335 Suites, Inc., was incorporated in Delaware to serve as a general partner of the Westheimer 335 Suites Limited Partnership. MassMutual Holding Trust II owns all the stock of Westheimer 335 Suites, Inc.

25. CM Advantage, Inc., a Connecticut corporation that acts as a general partner in real estate limited partnerships. MassMutual Holding Trust II owns all of the outstanding stock.

26. CM International, Inc., a Delaware corporation that holds a mortgage pool and issues collateralized bond obligations. MassMutual Holding Trust II owns all the outstanding stock of CM International, Inc.

27. CM Property Management, Inc., a Connecticut real estate holding company, all the stock of which is owned by MassMutual Holding Trust II.

28. Urban Properties, Inc., a Delaware real estate holding and development company, all the stock of which is owned by MassMutual Holding Trust II.

29. MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual High Yield Partners LLC. MassMutual Holding Trust II owns all the outstanding stock of MMHC Investment, Inc.

30. HYP Management, Inc., a Delaware corporation which is the LLC Manager for MassMutual High Yield Partners LLC and owns 1.28% of the LLC units of such entity. MassMutual Holding Trust II owns all the outstanding stock of HYP Management, Inc.

31. MassMutual Corporate Value Limited, a Cayman Islands corporation that owns approximately 90% of MassMutual Corporate Value Partners Limited. MassMutual Holding MSC, Inc. owns 46.19% of the outstanding capital stock of MassMutual Corporate Value Limited.

32. MassMutual International (Bermuda) Ltd., a Bermuda life insurance company, all of the stock of which is owned by MassMutual International Inc.

33. MassMutual Internacional (Chile) S.A. a Chilean corporation, which operates as a holding company. MassMutual International Inc. owns 99% of the outstanding shares and MassMutual Holding Company owns the remaining 1% of the shares.

34. MassMutual International (Luxembourg) S.A. a Luxembourg corporation, which operates as an insurance company. MassMutual International Inc. owns 99% of the outstanding shares and MassMutual Holding Company owns the remaining 1% of the shares.

35. Mass Seguros de Vida S.A., a life insurance company incorporated in Chile. MassMutual Holding Company owns 33.5% of the outstanding capital stock of Mass Seguros de Vida S.A.

36. MML Insurance Agency, Inc., a licensed insurance broker incorporated in Massachusetts, all of the stock of which is owned by MML Investors Services, Inc.

37. MML Securities Corporation, a Massachusetts securities corporation, all of the stock of which is owned by MML Investors Services, Inc.

38. OppenheimerFunds, Inc., a registered investment adviser incorporated in Colorado, all of the stock of which is owned by Oppenheimer Acquisition Corporation.

39. David L. Babson and Company, Incorporated, a registered investment adviser incorporated in Massachusetts, all of the stock of which is owned by DLB Acquisition Corporation.

40. Cornerstone Office Management, LLC, a Delaware limited liability company that is 50% owned by Cornerstone Real Estate Advisers, Inc. and 50% owned by MML Realty Management Corporation.

41. Westheimer 335 Suites Limited Partnership, a Texas limited partnership of which Westheimer 335 Suites, Inc. is the general partner.

42. MassMutual High Yield Partners LLC, a Delaware limited liability company, that operates as a high yield bond fund. MassMutual holds 5.28%, MMHC Investment Inc. holds 35.99%, and HYP Management, Inc. hold 1.28% for a total of 42.55% of the ownership interest in this company.

43. MassMutual Corporate Value Partners Limited, a Cayman Islands corporation that operates as a high yield bond fund. MassMutual Corporate Value Limited holds an approximately 90% ownership interest in this company.

44. 9048-5434 Quebec, Inc., a Quebec corporation, which operates as the owner of hotel property in Montreal, Quebec, Canada. MassMutual Holding MSC, Inc. owns all the shares of 9048-5434 Quebec, Inc.

45. MassMutual/Carlson CBO N.V., a Netherlands Antilles corporation which operates a collateralized bond obligation fund. MassMutual Holding MSC, Inc. and Carlson Investment Management Co. each own 50% of the outstanding shares.

46. Oppenheimer Real Asset Management, Inc., a commodity pool operator incorporated in Delaware, all the stock of which is owned by OppenheimerFunds, Inc.

47. Diversified Insurance Services Agency of America, Inc. (Alabama), a licensed insurance broker incorporated in Alabama. MML Insurance Agency, Inc. owns all the shares of outstanding stock.

48. Diversified Insurance Services Agency of America, Inc. (Hawaii), a licensed insurance broker incorporated in Hawaii. MML Insurance Agency, Inc. owns all the shares of outstanding stock.

49. MML Insurance Agency of Nevada, Inc., a Nevada corporation that operates as an insurance broker, all of the stock of which is owned by MML Insurance Agency, Inc.

50. MML Insurance Agency of Ohio, Inc., a subsidiary of MML Insurance Agency, Inc., is incorporated in the state of Ohio that operates as an insurance broker. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

51. MML Insurance Agency of Texas, Inc., a subsidiary of MML Insurance Agency, Inc., is incorporated in the state of Texas that operates as an insurance broker. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

52. MML Insurance Agency of Mississippi, P.C., a Mississippi professional corporation that operates as an insurance broker, all of the stock of which is owned by MML Insurance Agency, Inc.

53. Origen Inversiones S.A., a Chilean corporation which operates as a holding company. MassMutual Internacional (Chile) S.A. holds a 33.5% ownership interest in this corporation.

54. Babson Securities Corporation, a registered broker-dealer incorporated in Massachusetts, all of the stock of which is owned by David L. Babson and Company, Incorporated.

55. Potomac Babson Incorporated, a Massachusetts corporation, is a registered investment adviser. David L. Babson and Company Incorporated owns 60% of the outstanding shares of Potomac Babson Incorporated.

56. Babson-Stewart-Ivory International, a Massachusetts general partnership, which operates as a registered investment adviser. David
         L. Babson and Company Incorporated holds a 50% ownership interest in the partnership.

57. Oppenheimer Value Stock Fund ("OVSF) is a series of Oppenheimer Integrity Funds, a Massachusetts business trust. OVSF is a registered open-end investment company of which MassMutual owns 40% of the outstanding shares of beneficial interest.

58. Oppenheimer Series Fund I Inc., a Maryland corporation and a registered open-end investment company of which MassMutual and its affiliates own approximately 27% of the outstanding shares of beneficial interest.

59. Centennial Asset Management Corporation, a Delaware corporation that serves as the investment adviser and general distributor of the Centennial Funds. OppenheimerFunds, Inc. owns all the stock of Centennial Asset Management Corporation.

60. HarbourView Asset Management Corporation, a registered investment adviser incorporated in New York, all the stock of which is owned by OppenheimerFunds, Inc.

61. MassMutual Internacional (Argentina) S.A., an Argentine corporation, which operates as a holding company. MassMutual International Inc. owns 99.9% of the outstanding shares and MassMutual Holding Company owns the remaining 0.1% of the shares.

62. OppenheimerFunds Distributor, Inc., a registered broker-dealer incorporated in New York, all the stock of which is owned by OppenheimerFunds, Inc.

63. Oppenheimer Partnership Holdings, Inc., a Delaware holding company, all the stock of which is owned by OppenheimerFunds, Inc.

64. Shareholder Financial Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by OppenheimerFunds, Inc.

65. Shareholder Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by OppenheimerFunds, Inc.

66. MultiSource Service, Inc., a Colorado corporation that operates as a clearing broker, all of the stock of which is owned by OppenheimerFunds, Inc.

67. Centennial Capital Corporation, a former sponsor of unit investment trust incorporated in Delaware, all the stock of which is owned by Centennial Asset Management Corporation.

68. Compensa Compania Seguros De Vida, a Chilean insurance company. Origen Inversiones S.A. owns 99% of the outstanding shares of this company.

69. Cornerstone Suburban Office Investors, LP, a Delaware limited partnership, which operates as a real estate operating company. Cornerstone Office Management, LLC holds a 1% general partnership interest in this fund and MassMutual holds a 99% limited partnership interest.

70. 505 Waterford Park Limited Partnership, a Delaware limited partnership, which holds title to an office building in Minneapolis, Minnesota. MML Realty Management Corporation holds a 1% general partnership interest in this partnership and MassMutual holds a 99% limited partnership interest.

71. The DLB Fund Group, an open-end management investment company, of which MassMutual owns at least 25% of each series.

72. MassMutual Services, S.A., an Argentine corporation, which operates as a service company. MassMutual Internacional (Aregentina) S.A. owns 99% of the outstanding shares and MassMutual International, Inc. owns 1% of the shares.

         MassMutual is the investment adviser the following investment companies, and as such may be deemed to control them.

1. MassMutual Corporate Investors, a registered closed-end Massachusetts business trust.

2. MassMutual Participation Investors, a registered closed-end Massachusetts business trust.

3. MML Series Investment Fund, a registered open-end Massachusetts business trust, all of the shares are owned by separate accounts of MassMutual and companies controlled by MassMutual.

4. MassMutual Institutional Funds, a registered open-end Massachusetts business trust, all of the shares are owned by MassMutual.

5. MassMutual/Carlson CBO N.V., a Netherlands Antilles corporation that issued Collateralized Bond Obligations on or about May 1, 1991, which is owned equally by MassMutual interests (MassMutual and MassMutual Holding MSC, Inc.) and Carlson Investment Management Co.

6. MassMutual Corporate Value Partners, Limited, an off-shore unregistered investment company.

7. MassMutual High Yield Partners LLC, a high yield bond fund organized as Delaware limited liability company.


ITEM 27.  NUMBER OF CONTRACT OWNERS

Not applicable because no contracts have been sold as of the date of this initial Registration Statement.

ITEM 28.  INDEMNIFICATION

The Bylaws of the Company provide that:


      MassMutual directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) MML Distributors, LLC, a wholly-owned subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b)(1) MML Distributors, LLC is the principal underwriter of the Certificates. The following people are officers and directors of the principal underwriter.

                       OFFICERS AND MEMBER REPRESENTATIVES
                              MML DISTRIBUTORS, LLC

Name and Position
with Principal Underwriter                   Principal Business Address
--------------------------                   --------------------------

Kenneth M. Rickson                           One Monarch Place
Member Representative                        1414 Main Street
G.R. Phelps & Co., Inc.                      Springfield, MA  01144-1013

Margaret Sperry                              1295 State Street
Member Representative                        Springfield, MA  01111-0001
Massachusetts Mutual
Life Insurance Co.

Kenneth M. Rickson                           One Monarch Place
President                                    1414 Main Street
                                             Springfield, MA 01144-1013

Ronald E. Thomson                            One Monarch Place
Vice President                               1414 Main Street
                                             Springfield, MA 01144-1013

Michael L. Kerley                            One Monarch Place
Vice President                               1414 Main Street
Chief Legal Officer                          Springfield, MA 01144-1013
Chief Compliance Officer
Assistant Secretary

John O'Connor                                One Monarch Place
Vice President                               1414 Main Street
                                             Springfield, MA 01144-1013

James T. Birchall                            1295 State Street
Treasurer                                    Springfield, MA 01111-0001

Bruce C. Frisbie                             1295 State Street
Assistant Treasurer                          Springfield, MA 01111-0001

Raymond W. Anderson                          140 Garden Street
Assistant Treasurer                          Hartford, CT 01654

Ann F. Lomeli                                1295 State Street
Secretary                                    Springfield, MA 01111-0001

Eileen D. Leo                                One Monarch Place
Assistant Secretary                          1414 Main Street
                                             Springfield, MA 01144-1013

(b)(2) MML Investors Services, Inc. is the co-underwriter of the Contracts. The following people are the officers and directors of the co-underwriter.


                          MML INVESTORS SERVICES, INC.
                             OFFICERS AND DIRECTORS


Name and Position
with Co-Underwriter                                  Principal Business Address
-------------------                                  --------------------------

Kenneth M. Rickson                                   One Monarch Place
President                                            1414 Main Street
                                                     Springfield, MA 01144-1013

Michael L. Kerley                                    One Monarch Place
Second Vice President                                1414 Main Street
Chief Compliance Officer                             Springfield, MA 01144-1013
Chief Legal Officer
Assistant Secretary

Ronald E. Thomson                                    One Monarch Place
Treasurer and Second                                 1414 Main Street
Vice President                                       Springfield, MA 01144-1013

Thomas J. Finnegan, Jr.                              1295 State Street
Secretary/Clerk                                      Springfield, MA 01111

John E. Forrest                                      One Monarch Place
Vice President                                       1414 Main Street
National Sales Director                              Springfield, MA 01144-1013

Eileen D. Leo                                        One Monarch Place
Assistant Treasurer                                  1414 Main Street
Assistant Secretary                                  Springfield, MA 01103-1013

John O'Connor                                        One Monarch Place
Sr. Registered Options Principal                     1414  Main Street
                                                     Springfield, MA 01144-1013

Nicholas J. Orphan                                   245 Peach Tree Center Ave.
Regional Supervisor/South                            Suite 2330
                                                     Atlanta, GA 30303

                          MML INVESTORS SERVICES, INC.
                             OFFICERS AND DIRECTORS


Name and Position
with Co-Underwriter                                  Principal Business Address
-------------------                                  --------------------------

Burvin E. Pugh                                       1295 State Street
Chief Agency Field                                   Springfield, MA 01111
Force Supervisor

John P. McCloskey                                    1295 State Street
Regional Supervisor/East                             Springfield, MA 01111

William L. Tindall                                   1295 State Street
Chief Pension Management                             Springfield, MA 01111
Field Force Supervisor

Robert W. Kumming                                    1295 State Street
Regional Pension Management                          Springfield, MA 01111
Supervisor (East/Central)

Peter J. Zummo                                       1295 State Street
Regional Pension Management                          Springfield, MA 01111
Supervisor (South/West)

Bruce Lukowiak                                       6263 North Scottsdale Rd.
Regional Supervisor/West                             Suite 222
                                                     Scottsdale, AZ 85250

Patrick C. Pearson                                   One Lincoln Centre
Regional Supervisor/Central                          Suite 1490
                                                     Oak Brook Terrace, IL
                                                     60181-4271

Lawrence V. Burkett                                  1295 State Street
Chairman of the Board                                Springfield, MA 01111
of Directors

Peter Cuozzo, CLU, ChFC                              1295 State Street
Director                                             Springfield, MA 01111

John B. Davies                                       1295 State Street
Director                                             Springfield, MA 01111

Maureen R. Ford                                      140 Garden Street
Director                                             Hartford, CT 01654

Gary T. Huffman                                      1295 State Street
Director                                             Springfield, MA 01111

Susan Alfano                                         1295 State Street
Director                                             Springfield, MA 01111

Anne Melissa Dowling                                 140 Garden Street
Director                                             Hartford, CT 01654

Douglas J. Jangraw                                   140 Garden Street
Director                                             Hartford, CT 06154

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through a full service agreement between itself and ALLIANCE-ONE Services, L.P., 301 West Eleventh Street, Kansas City, Missouri 64105.

ITEM 31. MANAGEMENT SERVICES

 Not Applicable.

ITEM 32. UNDERTAKINGS

        a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

        b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

        c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

        d. Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual certificates under the deferred variable annuity contract with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 27th day of January, 1998.

                  MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE
                  ACCOUNT 4

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                  (Depositor)


                  By: /s/ Thomas B. Wheeler*
                     -----------------------
                  Thomas B. Wheeler, Chief Executive Officer
                  Massachusetts Mutual Life Insurance Company


/s/ Richard M. Howe        On January 27, 1998, as Attorney-in-Fact pursuant to
-------------------
*Richard M. Howe           powers of attorney filed herewith.

         As required by the Securities Act of 1933, this Registration statement has been signed by the following persons in the capacities and on the duties indicated.


    Signature                                Title                                    Date
    ---------                                -----                                    ----
/s/ Thomas B. Wheeler*              Chief Executive Officer and                 January 27, 1998
---------------------------         Chairman of the Board
Thomas B. Wheeler


/s/ John J. Pajak*                  President, Chief Operating Officer          January 27, 1998
---------------------------         and Director
John J. Pajak


/s/ Joseph M. Zubretsky*            Executive Vice President,                    January 27, 1998
---------------------------         Chief Financial Officer &
Joseph M. Zubretsky                 Chief Accounting Officer



/s/ Roger G. Ackerman               Director                                     January 27, 1998
---------------------------
Roger G. Ackerman


/s/ James R. Birle*                 Director                                     January 27, 1998
---------------------------
James R. Birle


/s/ Frank C. Carlucci, III*         Director                                     January 27, 1998
---------------------------
Frank C. Carlucci, III


/s/ Gene Chao*                      Director                                     January 27, 1998
---------------------------
Gene Chao, Ph.D.


/s/ Patricia Diaz Dennis*           Director                                     January 27, 1998
---------------------------
Patricia Diaz Dennis


/s/ Anthony Downs*                  Director                                     January 27, 1998
---------------------------
Anthony Downs


/s/ James L. Dunlap*                Director                                     January 27, 1998
---------------------------
James L. Dunlap


/s/ William B. Ellis*               Director                                     January 27, 1998
---------------------------
William B. Ellis, Ph.D.


/s/ Robert M. Furek*                Director                                     January 27, 1998
---------------------------
Robert M. Furek


/s/ Charles K. Gifford*             Director                                     January 27, 1998
---------------------------
Charles K. Gifford


/s/ William N. Griggs*              Director                                     January 27, 1998
---------------------------
William N. Griggs


/s/ George B. Harvey*               Director                                     January 27, 1998
---------------------------
George B. Harvey


/s/ Barbara B. Hauptfuhrer*         Director                                     January 27, 1998
---------------------------
Barbara B. Hauptfuhrer


/s/ Sheldon B. Lubar*               Director                                     January 27, 1998
----------------------------
Sheldon B. Lubar


/s/ William B. Marx, Jr.*           Director                                     January 27, 1998
----------------------------
William B. Marx, Jr.


/s/ John F. Maypole*                Director                                     January 27, 1998
----------------------------
John F. Maypole


/s/ Donald F. McCullough*           Director                                     January 27, 1998
----------------------------
Donald F. McCullough


/s/ Alfred M. Zeien*                Director                                     January 27, 1998
----------------------------
Alfred M. Zeien


/s/ Richard M. Howe                 On January 27, 1998, as Attorney-in-Fact pursuant to
----------------------------        powers of attorney filed herewith.
*Richard M. Howe

                               INDEX TO EXHIBITS


1 Resolution of Board of Directors authoring the establishment of the Separate Account

4(i)              Form of Group Annuity Contract

4(ii)             Form of Individual Certificate

5(i)              Form of Group Annuity Application

5(ii)             Form of Individual Certificate Application

6(i)              Copy of the Articles of Incorporation of the Company

6(ii)             Copy of the Bylaws of the Company

10(ii)            Powers of Attorney